                             File No. _____________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

               INITIAL REGISTRATION STATEMENT UNDER THE SECURITIES
                                   ACT OF 1933

        Pre-Effective Amendment No. ___ Post-Effective Amendment No. ___

               INITIAL REGISTRATION STATEMENT UNDER THE INVESTMENT
                               COMPANY ACT OF 1940

                                Amendment No. ___
                        (Check appropriate box or boxes.)

                              C.M. MULTI-ACCOUNT A
                              --------------------
                           (Exact Name of Registrant)

                           C.M. LIFE INSURANCE COMPANY
                           ---------------------------
                               (Name of Depositor)

                 140 Garden Street, Hartford, Connecticut 06154
                 ----------------------------------------------
         (Address of Depositor's Principal Executive Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code 1-800-234-5606

                      Name and Address of Agent for Service

                            Ann F. Lomeli, Secretary
                           C.M. Life Insurance Company
                                140 Garden Street
                           Hartford, Connecticut 06154

Approximate Date of Proposed Public Offering: Continuous

It is proposed that this filing will become effective

/ / immediately upon filing pursuant to paragraph (b) of Rule 485
/ / on ___________ pursuant to paragraph (b) of Rule 485
/ / 60 days after filing pursuant to paragraph (a) of Rule 485
/ / on (date) pursuant to paragraph (a) of the Rule 485

If appropriate, check the following box:

___. This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Individual or Group Variable Deferred Annuity Contract with Flexible Purchase Payments

                            CROSS REFERENCE TO ITEMS
                              REQUIRED BY FORM N-4



N-4 Item                               Caption in Prospectus
--------                               ---------------------
1....................................  Cover Page

2....................................  Definitions

3....................................  Table of Fees and Expenses

4....................................  (Not applicable)

5....................................  The Company; Investment Choices

6....................................  Expenses; Distribution

7....................................  Ownership; Purchasing a Contract;
                                       Voting Rights; Reservation of Rights;
                                       Contract Value; Cover Page

8....................................  The Income Phase

9....................................  Death Benefit

10...................................  The Accumulation Phase; Distributors

11...................................  Highlights; Withdrawals

12...................................  Taxes

13...................................  Legal Proceedings

14...................................  Additional Information

 .....................................  Caption in Statement of
                                       Additional Information
                                       ----------------------

15...................................  Cover Page

16...................................  Table of Contents

17...................................  Company

16...................................  Experts; Distribution

19...................................  Purchase of Securities Being Offered

20...................................  Distribution

21...................................  Performance Measures

22...................................  Annuity Payments

23...................................  Financial Statements

                                     PART A


                      INFORMATION REQUIRED IN A PROSPECTUS

C.M. Life Insurance Company
C.M. Multi-Account A
___________ Variable Annuity


This prospectus describes the ___________ contract offered by C.M. Life Insurance Company. This contract is an individual or group variable deferred annuity contract with flexible purchase payments, depending on the state where we issue the contract. It provides for accumulation of contract value and annuity payments on a fixed and variable basis.

You, the contract owner, have a number of investment choices in this contract. These investment choices include three fixed account options as well as the following nineteen funds which are offered through our separate account, C.M. Multi-Account A.

Panorama Series Fund, Inc.
 .   Panorama Total Return Portfolio
 .   Panorama Growth Portfolio
 .   Panorama International Equity Portfolio

Oppenheimer Variable Account Funds
 .   Oppenheimer Money Fund/VA
 .   Oppenheimer Strategic Bond Fund/VA
 .   Oppenheimer Main Street Growth & Income Fund/VA
 .   Oppenheimer High Income Fund/VA
 .   Oppenheimer Capital Appreciation Fund/VA
 .   Oppenheimer Global Securities Fund/VA

Fidelity Variable Insurance Products Fund II
 .   VIP II Contrafund Portfolio

American Century Variable Portfolios, Inc.
 .   American Century VP Income & Growth Portfolio

T. Rowe Price Equity Series, Inc.
 .   T. Rowe Price Mid-Cap Growth Portfolio

MML Series Investment Fund
 .   MML Equity Fund
 .   MML Blend Fund
 .   MML Equity Index Fund
 .   MML Small Cap Value Equity Fund
 .   MML Growth Equity Fund
 .   MML Small Cap Growth Equity Fund
 .   MML Managed Bond Fund

Please read this prospectus before investing. You should keep it for future reference. It contains important information about the ___________ Variable Annuity.

To learn more about the ___________ contract, you can obtain a copy of the Statement of Additional Information (SAI), dated ______________, 1999. We filed the SAI with the Securities and Exchange Commission (SEC) and it is legally a part of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on page 32 of this prospectus. For a free copy of the SAI, or for general inquiries, call our Annuity Service Center at (800) 366-8226 or write to: ___________, Annuity Products, H565, P.O. Box 9067, Springfield, Massachusetts 01102-9067.

The contracts:
 .   are not bank deposits.
 .   are not federally insured.
 .   are not endorsed by any bank or governmental agency.
 .   are not guaranteed and may be subject to loss of principal.

The SEC has not approved these contracts or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense. ___________________, 1999.

Table Of Contents



Highlights                                                                4
C.M. Multi-Account A -
 Table of Fees and Expenses                                               5
The Company                                                               8
___________ Deferred Variable Annuity
Contract - General Overview                                               8
Ownership of the Contact                                                 10
     Owner                                                               10
     Joint Owner                                                         10
     Annuitant                                                           10
     Beneficiary                                                         10
Purchasing a Contract                                                    11
     Purchase Payments                                                   11
     Allocation of Purchase Payments                                     11
Investment Choices                                                       12
     The Separate Account                                                12
     The Funds                                                           12
     The Fixed Accounts                                                  15
     DCA Fixed Accounts                                                  15
     The Fixed Account                                                   15
Contract Value                                                           16
     Accumulation Units                                                  16
     Transfers                                                           16
     Transfers During the Accumulation Phase                             16
     Transfers During the Income Phase                                   17
     Dollar Cost Averaging Program                                       17
     Automatic Rebalancing Program                                       18
     Withdrawals                                                         18
       Systematic Withdrawal Program                                     19
Expenses                                                                 20
     Insurance Charges                                                   20
       Mortality and Expense Risk Charge                                 20
       Administrative Charge                                             20
     Annual Contract Maintenance Charge                                  20
     Premium Taxes                                                       20
     Transfer Fee                                                        21
     Income Taxes                                                        21
     Fund Expenses                                                       21
The Income Phase                                                         22
     Fixed Annuity Payments                                              22
     Variable Annuity Payments                                           22
     Annuity Unit Value                                                  23
     Annuity Options                                                     23
Death Benefit                                                            24
     Death of Contract Owner During the Accumulation Phase               24
     Death Benefit Amount During the Accumulation Phase                  24
       Basic Death Benefit                                               24
       Reset Death Benefit                                               24
       Ratchet Death Benefit                                             25
     Death Benefit Payment Options During the Accumulation Phase         26
     Death of Contract Owner During the Income Phase                     26
     Death of Annuitant                                                  26
Taxes                                                                    27
     Annuity Contracts in General                                        27
     Qualified and Non-Qualified Contracts                               27
     Withdrawals - Non-Qualified Contracts                               27
     Withdrawals - Qualified Contracts                                   27
     Withdrawals - Tax Sheltered Annuities                               28
Other Information                                                        29
     Terminal Illness Benefit                                            29
     Performance                                                         29
       Standardized Total Returns                                        29
       Nonstandard Total Returns                                         29
       Yield and Effective Yield                                         29
       Related Performance                                               29
     Year 2000                                                           30
     Distributors                                                        30
     Electronic Transmission of Application Information                  30
     Assignment                                                          30
     Voting Rights                                                       31
     Reservation of Rights                                               31
     Suspension of Payments or Transfers                                 31
     Legal Proceedings                                                   31
     Financial Statements                                                31
Additional Information                                                   32

Index of Special Terms

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.


                                                                  Page

Accumulation Phase                                                   8

Accumulation Unit                                                   16

Annuitant                                                           10

Annuity Date                                                        22

Annuity Options                                                     23

Annuity Payments                                                    22

Annuity Service Center                                      Cover Page

Annuity Unit Value                                                  23

Contract Anniversary                                                24

Income Phase                                                         8

Non-Qualified                                                       27

Purchase Payment                                                    11

Qualified                                                           27

Separate Account                                                    12

Tax Deferral                                                         8


                                                       Index of Special Terms  3

Highlights


This prospectus describes the general provisions of the contract. You may review a copy of the contract upon request.

Free Look

You have a right to examine your contract.
If you change your mind about owning your contract, you can cancel it within 10 days after receiving it. However, this time period may vary by state. You will receive your contract value as of the business day we receive your contract and written request at our Annuity Service Center.

If you purchase this contract as an IRA or your state requires it, we will return the greater of your purchase payments less any withdrawals you took, or the contract value.

Sales Charge

We do not assess a sales charge when you make a purchase payment or if you withdraw all or any part of your contract value.

Federal Income Tax Penalty

If you withdraw any of the contract value from your non-qualified contract, a 10% federal income tax penalty may be applied to the amount of the withdrawal that is includible in your gross income for tax purposes. Some withdrawals may be exempt from the penalty tax. They include any amounts:

 . paid on or after you reach age 59 1/2;

 . paid to your beneficiary after you die;

 . paid if you become totally disabled as that term is defined in the Internal
  Revenue Code;

 . paid in a series of substantially equal payments made annually or more frequently, for life or your life expectancy or for the joint life expectancies of you and your designated beneficiary;

 . paid under an immediate annuity; or

 . which come from purchase payments made before August 14, 1982.

The Internal Revenue Code (the Code) treats any withdrawals (1) allocable to purchase payments made after August 13, 1982 in an annuity contract entered into prior to August 14, 1982 and (2) from an annuity contract entered into after August 14, 1982, as first coming from earnings and then from your purchase payments. Separate tax penalties and restrictions apply to withdrawals under qualified contracts. Please refer to the Taxes section of this prospectus for more information.

                                                       Index of special Terms  4

C.M. Multi-Account A  -
__________ Segment
Table Of Fees And Expenses

Contract Owner Transaction Expenses

Transfer Fee:

  During Accumulation Phase:            We will not charge for the first 12
                                        transfers in a calendar year; thereafter we reserve the right to assess a fee which is the lesser of $20 or 2% of the amount transferred.

  During Income Phase:                  We allow only 6 transfers in a calendar
                                        year and we will not assess a fee for
                                        these 6 transfers.

Sales Load on Purchase Payments:        None

Contingent Deferred Sales Charge:       None

Annual Contract Maintenance Charge:     $40 per Contract Year; waived if
                                        contract value is $100,000 or greater.

Separate Account Annual Expenses
(as a percentage of the average
account value)

Mortality and Expense Risk Charge:      Contract Years 1 though 10:   1.34%

                                        Contract Years 11+:           1.09%

Administrative Charge:                  0.15% per Contract Year.


                                                   Table Of Fees And Expenses  5

Annual Fund Expenses
(as a percentage of average net assets as of December 31, 1998)

                                                                        Other          Total Operating
                                                                    Expenses After      Expenses After
                                                      Management       Expense             Expense
                                                         Fees       Reimbursements      Reimbursements
Oppenheimer Money Fund/VA                                0.45%          0.05%               0.50%

Oppenheimer Strategic Bond Fund/VA                       0.74%          0.06%               0.80%

Oppenheimer Main Street Growth & Income Fund/VA          0.74%          0.05%               0.79%

Oppenheimer High Income Fund/VA                          0.74%          0.04%               0.78%

Oppenheimer Capital Appreciation Fund/VA                 0.72%          0.03%               0.75%

Oppenheimer Global Securities Fund/VA                    0.68%          0.06%               0.74%

Panorama Growth Portfolio                                0.52%          0.01%               0.53%

Panorama International Equity Portfolio                  1.00%          0.09%               1.09%

Panorama Total Return Portfolio                          0.53%          0.02%               0.55%

Fidelity's VIP II Contrafund Portfolio                   0.59%          0.07%***            0.66%***

American Century VP Income & Growth Portfolio            0.70%          0.00%               0.70%

T. Rowe Price Mid-Cap Growth Portfolio                   0.85%          0.00%               0.85%

MML Managed Bond Fund                                    0.45%          0.03%               0.48%

MML Small Cap Value Equity Fund                          0.39%          0.05%**             0.44%

MML Equity Fund                                          0.37%          0.00%**             0.37%

MML Blend Fund                                           0.37%          0.00%**             0.37%

MML Equity Index Fund                                    0.30%          0.20%               0.50%

MML Growth Equity Fund                                   0.80%          0.11%**             0.91%*

MML Small Cap Growth Equity Fund                         1.08%          0.11%**             1.19%*

*The MML Growth Equity Fund and the MML Small Cap Growth Equity Fund began operations in 1999 and therefore had no operating expenses as of December 31, 1998. The investment manager estimates that the total operating expenses for these Funds in 1999 will be as shown.

**We agreed to bear expenses of the MML Equity Fund, MML Blend Fund, MML Small Cap Value Equity Fund, MML Growth Equity Fund, MML Managed Bond and MML Small Cap Growth Equity Fund (other than the management fee, interest, taxes, brokerage commissions and extraordinary expenses) in excess of 0.11% of the average daily net asset value of the Funds through April 30, 2000. The expenses shown for the MML Growth Equity Fund and MML Small Cap Growth Equity Fund include this reimbursement. If not included, the other expenses for these Funds in 1999 are estimated to be 0.25%, for the MML Growth Equity Fund and 0.25% for the MML Small Cap Growth Equity Fund. We do not expect that we will be required to reimburse any expenses of the MML Equity Fund, MML Blend Fund and MML Small Cap Value Equity Fund in 1999.

***A portion of the brokerage commission that the VIP II Contrafund portfolio pays is used to reduce the other expenses for the Portfolio. In addition, this Portfolio has entered into arrangements with its custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Without such reductions, the other expenses for this Portfolio would have been 0.11%, increasing the total fund operating expenses to 0.70%.

(See the funds' prospectuses for more information.)


                                                   Table Of Fees And Expenses  6

Example

The following example is designed to help you understand the expenses in the contract. The example shows the cumulative expenses you would pay assuming you invested $1,000 in a contract and allocated all of it to a fund which earned 5% each year. The example assumes that you withdrew all your money or decided to begin the income phase at the end of each year shown. (Currently, the income phase is not available until the end of your 1st contract year.) All the expenses shown in the table of fees and expenses, including the annual fund expenses, are assumed to apply.


                                        Year      1         3       5       10

Money Sub-Account                               $21       $66     $112     $242

Strategic Bond Sub-Account                       24        75      128      273

Main Street Growth & Income Sub-Account          24        74      127      272

High Income Sub-Account                          24        74      127      271

Capital Appreciation Sub-Account                 24        73      125      268

Global Securities Sub-Account                    24        73      125      267

Growth Sub-Account                               22        66      114      245

International Equity Sub-Account                 27        84      143      302

Total Return Sub-Account                         22        67      115      247

Contrafund Sub-Account                           23        72      123      263

Income & Growth Sub-Account                      23        72      123      263

Mid-Cap Growth Sub-Account                       25        76      130      278

Managed Bond Sub-Account                         21        65      111      240

Small Cap Value Equity Sub-Account               21        64      109      236

Equity Sub-Account                               20        61      106      228

Blend Sub-Account                                20        61      106      228

Equity Index Sub-Account                         21        65      112      242

Growth Equity Sub-Account                        25        78      134      284

Small Cap Growth Equity Sub-Account              28        87      148      312

The purpose of the Table of Fees and Expenses is to assist you in understanding the various costs and expenses that you will incur. The table reflects expenses of the separate account and the funds.

The examples reflect the $40 annual contract maintenance charge as an annual charge of 0.08 % of the assets. This charge is based on an anticipated average certificate value of $50,000.

The examples do not reflect any premium taxes. However, premium taxes may apply.

The examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.


                                                   Table Of Fees And Expenses  7

The Company


C.M. Life Insurance Company, 140 Garden Street, Hartford, Connecticut 06154, is a stock life insurance company. It was chartered by a special Act of the Connecticut General Assembly on April 25, 1980. It is principally engaged in the sale of life insurance and annuities, and is licensed in all states except New York. The Company is a wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company (MassMutual).

MassMutual is a mutual life insurance company specially chartered by the Commonwealth of Massachusetts on May 14, 1851. It is currently licensed to transact life, accident, and health insurance business in all states, the District of Columbia, Puerto Rico and certain provinces of Canada. MassMutual had consolidated statutory assets in excess of $67 billion and estimated total assets under management of $176.8 billion as of December 31, 1998.

-------------------------- Variable Annuity Contract

General Overview


This annuity is a contract between you, the owner and us, C.M. Life Insurance Company. The contract is intended for retirement savings or other long-term investment purposes. We do not assess a sales charge when you make a purchase payment or if you withdraw any part of your contract value.

In exchange for your purchase payments, we agree to pay you an income when you choose to receive it. You select the income period beginning on a date you designate. According to your contract, this date must be at least 5 years from when you purchase the contract. However, we currently allow you to select a date that is at least 1 year from when you purchase the contract.

The contract, like all deferred annuity contracts, has two phases - the accumulation phase and the income phase. Your contract is in the accumulation phase until you decide to begin receiving annuity payments. During the accumulation phase we provide a death benefit. You can choose from three death benefit choices. Once you begin receiving annuity payments, your contract enters the income phase.

You are not taxed on contract earnings until you take money from your contract. This is known as tax deferral.

The contract is called a flexible premium annuity because you may select the timing, amount and number of purchase payments.

The contract is called a variable annuity because you can choose to allocate your purchase payments among various funds. Your investment choices include nineteen funds and three fixed accounts. The amount of money you are able to accumulate in your contract during the accumulation phase depends upon the amount of your purchase payments, the investment performance of the funds you select and the interest we credit to any amounts you invest in the fixed accounts.

At the beginning of the income phase, you can choose to receive annuity payments on a variable basis, fixed basis or a combination of both. If you choose variable payments, the amount of the annuity payments you receive will fluctuate depending on the investment performance of the funds you select for the income phase. If you choose to receive payments on a fixed basis, the payments you receive will remain level.


                                                 The Company/General Overview  8

We may issue the contract as an individual or group variable annuity. In those states where we issue a group contract, we issue certificates to individuals, and these individuals are considered participants. The certificate is subject to the terms of the group contract under which we issue the certificate. You may become a participant under the group contract by completing an application and forwarding an initial purchase payment to us. The certificate we issue indicates the participant's rights and benefits under the group contract. Terms of the group contract are controlling.

The participant, as an owner, may exercise all rights and benefits of the certificate without the consent of the group contract owner. Unless we state otherwise, the owner of a certificate under a group contract and the owner of an individual contract have the same rights and benefits. As a result, the term "contract" means either an individual ___________ deferred variable annuity or a certificate issued under the group ___________ deferred variable annuity.



                                                 The Company/General Overview  9

Ownership of the Contract


Owner

The owner is named at time of application. The owner can be an individual or a non-natural person. We will not issue a contract to you if you have reached your 90th birthday as of the date we proposed to issue the contract.

As the owner of the contract, you exercise all rights under the contract. The owner names the beneficiary. You may change the owner of the contract at any time prior to the annuity date by written request. If you change the owner, the change is subject to our underwriting rules. Changing the owner may result in tax consequences. On and after the annuity date, you continue as the owner.

Joint Owner

The contract can be owned by joint owners. Unless prohibited by a state, only you and your spouse can be joint owners. We will not issue a contract to you if either proposed joint owner has reached their 90th birthday as of the date we proposed to issue the contract.

Upon the death of either joint owner, the surviving spouse will be the designated beneficiary and may continue the contract unless prohibited by a state. We will treat any other beneficiary designation at the time of death as a contingent beneficiary. Unless otherwise indicated on the application, both signatures will be required for all transactions, if there are joint owners.

Annuitant

The annuitant is the person on whose life we base annuity payments. You designate the annuitant at the time of application. We will not issue a contract to you if the proposed annuitant has reached his/her 90th birthday as of the date we proposed to issue the contract. You may change the annuitant before the annuity date, subject to our underwriting rules. However, the annuitant may not be changed on a contract owned by a non-natural person.

Beneficiary

The beneficiary is the person(s) or entity you name to receive any death benefit. You name the beneficiary at the time of application. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. If you name an irrevocable beneficiary, you must get consent from the irrevocable beneficiary to change the beneficiary.

A beneficiary who is your surviving spouse may elect to continue the contract in his or her own name, elect a lump sum payment of the death benefit, or apply the death benefit to an annuity option.


                                                       Ownership Of Contract  10

Purchasing a Contract

Purchase Payments

The minimum amount we accept for your initial purchase payment is $25,000.

You can make additional purchase payments of $250 or more to your contract. We will accept as little as $100 if you have selected our automatic investment plan option.

The maximum amount of cumulative purchase payments we accept without our prior approval is based on your age when we issued the contract. The maximum amount is:

 . $1 million up to age 75 1/2 ; or

 . $500,000 if older than age 75 1/2.

If the owner is not a natural person, these purchase payment limits will apply to the annuitant's age. If there are joint owners, age refers to the oldest owner.

You may make your initial purchase payment by giving it and your completed application to your agent/broker. You can make additional purchase payments:

 . by mailing your check that clearly indicates your name and contract number to our lockbox:

  MassMutual
  MIP _____
  Springfield, MA 01111

 . by instructing your bank to wire transfer funds to:

  Chase Manhattan Bank, New York, New York
  ABA #021000021
  MassMutual Account 323065422
  Ref:  VA Income Contract #
  Name:  (Your Name)

We have the right to reject any application or purchase payment.

Allocation of Purchase Payments

When you purchase your contract, you choose how we will apply your purchase payments among the investment choices. If you make additional purchase payments, we will apply them in the same way as your first purchase payment, unless you tell us otherwise.

Once we receive your purchase payment and the necessary information at our Annuity Service Center, we will issue your contract and apply your first purchase payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information.

If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract on the business day we receive them at our Annuity Service Center or lockbox. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time. If we receive your purchase payment at our Annuity Service Center or lockbox on a non-business day or after the business day closes, we will credit the amount to your contract effective the next business day.


                                                       Purchasing a Contract  11

Investment Choices

The Separate Account

We established a separate account, C.M. Multi-Account A (separate account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the separate account under Connecticut insurance law on August 3, 1994. We have registered the separate account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

We own the assets of the separate account. However, those separate account assets equal to the reserves and other contract liabilities are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to, or charged against, the contracts and not against any other contracts we may issue.

We established a segment of the separate account for the contracts. We currently divide this segment into 19 sub-accounts. Each of these sub-accounts invests in a fund. You bear the complete investment risk for purchase payments that you allocate to a fund.

The Funds

The contract offers 19 funds which are listed below. Additional funds may be added in the future.

Panorama Series Fund, Inc.

Panorama Series Fund, Inc. ("Panorama Fund") is an open-end investment company. OppenheimerFunds, Inc. ("OFI"), an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, ("Investment Advisers Act") is the investment adviser to the Panorama Fund. It performs administrative functions relative to the Panorama Fund, including the keeping of all records not maintained by the custodian.

OFI has operated as an investment adviser since 1959 and, together with a subsidiary, manages companies with $95 billion in assets and 4 million shareholder accounts as of December 31, 1998. OFI is owned by Oppenheimer Acquisition Corporation, a holding company that is owned in part by senior officers for OFI and controlled by MassMutual. The address of OFI is Two World Trade Center, New York, NY 10048-0203.

OFI has engaged Babson-Stewart Ivory International ("Babson-Stewart") to assist in the selection of portfolio investments for the Panorama International Equity Portfolio. Babson-Stewart, One Memorial Drive, Cambridge, MA 02142, is a partnership formed in 1987 between David L. Babson & Co., Inc., a subsidiary of MassMutual and Stewart Ivory & Co., Ltd., located in Edinburgh, Scotland.

Panorama Total Return Portfolio. The Panorama Total Return Portfolio seeks to maximize total investment return (including both capital appreciation and income) by allocating its assets among stocks, corporate bonds, U.S. Government securities and its instrumentalities, and money market instruments according to changing market conditions.

Panorama Growth Portfolio. The Panorama Growth Portfolio seeks long-term growth of capital by investing primarily in common stocks with low price-earnings ratios and better than anticipated earnings. Realization of current income is a secondary consideration.

Panorama International Equity Portfolio. The Panorama International Equity Portfolio seeks long-term growth of capital by investing primarily in equity securities of companies wherever located, the primary stock market of which is outside the United States.

Oppenheimer Variable Account Funds

Oppenheimer Variable Account Funds ("Oppenheimer Funds") is an investment company consisting of 10 separate series of shares known as funds. Six of these funds are


                                                          Investment Choices  12
available as investment options in the contract. The Oppenheimer Funds are also advised by OFI.

Oppenheimer Money Fund/VA. The Oppenheimer Money Fund/VA seeks maximum current income from investments in money market securities that is consistent with low capital risk and maintenance of liquidity. The Fund invests in short-term, high quality "money market" securities.

Oppenheimer Strategic Bond Fund/VA. The Oppenheimer Strategic Bond Fund/VA seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities. The Fund invests in three market sectors: debt securities of foreign government and companies, U.S. Government securities and lower-rated high yield securities of U.S. Companies.

Oppenheimer Main Street Growth & Income Fund/VA. The Oppenheimer Main Street Growth & Income Fund/VA seeks total return (which includes growth in the value of its shares as well as current income) from equity and debt securities.

Oppenheimer High Income Fund/VA. The Oppenheimer High Income Fund/VA seeks a high level of current income. The Fund invests in unrated securities or high risk securities in the lower rating categories, commonly known as "junk bonds," which are subject to a greater risk of loss of principal and nonpayment of interest than higher-rated securities.

Oppenheimer Capital Appreciation Fund/VA. The Oppenheimer Capital Appreciation Fund/VA seeks long-term capital appreciation by investing in securities of well-known established companies. It invests mainly in equity securities.

Oppenheimer Global Securities Fund/VA. The Oppenheimer Global Securities Fund/VA seeks long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations which are considered to have appreciation possibilities. It invests in equity securities of U.S. and foreign issuers.

MML Series Investment Fund ("MML Trust")

MML Trust is a no-load, open-end, investment company having eight series of shares, each of which has different investment objectives designed to meet different investment needs. Seven of the series are available as investment options within the contract.
MassMutual serves as the investment adviser to the MML Trust.

MassMutual has entered into a subadvisory agreement with David L. Babson and Company, Inc. ("Babson"), a controlled subsidiary of the MassMutual, whereby Babson manages the investment of the assets of the MML Small Cap Value Equity Fund, the MML Equity Fund, and the equity sector of the MML Blend Fund.

MassMutual has entered into a subadvisory agreement with Massachusetts Financial Services Company ("MFS"), whereby MFS manages the investment of the MML Growth Equity Fund.

MassMutual has entered into subadvisory agreements with J.P. Morgan Investment Management Company Inc. ("J.P. Morgan") and Waddell & Reed Investment Management Company ("Waddell & Reed"), whereby J.P. Morgan and Waddell & Reed each manage 50% of the portfolio of MML Small Cap Growth Equity Fund.

MassMutual has entered into a subadvisory agreement with Mellon Equity Associates, LLP ("Mellon Equity") whereby Mellon Equity manages the investments of the MML Equity Index Fund.

MML Small Cap Value Equity Fund. The MML Small Cap Value Equity Fund seeks growth of capital and income over time by investing primarily in small company stocks.

MML Equity Fund. The MML Equity Fund seeks to achieve a superior rate of return over time from both capital appreciation and current income and to preserve capital by investing in equity securities.

MML Blend Fund. The MML Blend Fund seeks a high total rate of return over time, consistent with prudent investment risk and


                                                          Investment Choices  13
capital preservation, by investing in equity, fixed income and money market securities.

MML Equity Index Fund. The MML Equity Index Fund seeks investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.1

1 "Standard & Poor's," "Standard & Poor's 500" and "S&P 500" are trademarks of The McGraw-Hill Companies and have been licensed for use by the Fund. The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies ("S&P"), or The McGraw-Hill Companies, Inc. Standard & Poor's makes no representation regarding the advisability of investing in the Fund.

MML Growth Equity Fund. The MML Growth Equity Fund seeks growth of capital and income over time by investing primarily in equity securities of large companies with long-term growth potential.

MML Small Cap Growth Equity Fund. The MML Small Cap Growth Equity Fund seeks growth of capital over time by investing primarily in equity securities of smaller and medium-size companies with long-term growth potential.

MML Managed Bond Fund. The MML Managed Bond Fund seeks a high rate of return, consistent with capital preservation, by investing primarily in investment grade, publicly-traded, fixed income securities.

T. Rowe Price Equity Series, Inc.

T. Rowe Price Equity Series, Inc. is a diversified, open-end investment company incorporated in Maryland in 1994. The T. Rowe Price Mid-Cap Growth Portfolio is a separate series of shares of T. Rowe Price Equity Series, Inc. T. Rowe Price Associates, Inc. (" T. Rowe Price") was founded in 1937 and is the investment adviser to the Portfolio. Its business address is 100 East Pratt Street, Baltimore, MD 21202.

T. Rowe Price Mid-Cap Growth Portfolio. The T. Rowe Price Mid-Cap Growth Portfolio seeks long-term capital appreciation by investing in mid-cap stocks with potential for above-average earnings growth. T. Rowe Price defines mid-cap companies as those with market capitalizations within the range of companies in the S&P 400 Mid-Cap Index.

American Century Variable Portfolios, Inc.

American Century Variable Portfolios, Inc. ("American Century VP") was organized as a Maryland corporation in 1987 and is a diversified, open-end management investment company. American Century Investment Management, Inc. ("American Century") is the investment manager of American Century VP. American Century has been providing investment advisory services to investment companies and institutional investors since it was founded in 1958. American Century's address is American Century Tower, 4500 Main Street, Kansas City Missouri 64111.

American Century VP Income & Growth Portfolio. The American Century VP Income & Growth Portfolio seeks dividend growth, income and capital appreciation by investing in common stocks.

Fidelity Variable Insurance Products Fund II

Fidelity Variable Insurance Products Fund II ("VIP II") is an open-end management investment company, organized as a Massachusetts business trust in 1988. Fidelity's VIP II Contrafund Portfolio is a diversified fund of VIP II.

Fidelity Management & Research Company ("FMR") is the investment adviser to Fidelity's VIP II Contrafund Portfolio. FMR is the management arm of Fidelity Investments. Fidelity Investment has its principal business address at 82 Devonshire Street, Boston, MA 02109.

Fidelity Management & Research (U.K.) Inc. in London, England, and Fidelity Management & Research (Far East) Inc., in Tokyo, Japan, assist FMR with foreign investments. They each serve as subadvisors for Fidelity's VIP II Contrafund Portfolio.

Fidelity's VIP II Contrafund Portfolio. Fidelity's VIP II Contrafund Portfolio seeks long term capital appreciation by investing in the securities of companies whose value is not fully recognized by the public.


                                                          Investment Choices  14

There is no assurance that the funds will achieve their stated objective. The fund prospectuses contain more detailed information about the funds. Current copies of the fund prospectuses are attached to this prospectus. You should read the information contained in the funds' prospectuses carefully before investing.

The Fixed Accounts

In most states, we offer three fixed accounts as investment options--two fixed accounts for Dollar Cost Averaging (the "DCA Fixed Accounts"), each with a different maximum term, and The Fixed Account (collectively, "the fixed accounts"). The fixed accounts are investment options within our general account.

Amounts that you allocate to the fixed accounts become part of our general account assets and are subject to the claims of all our creditors. All of our general account assets will be available to fund benefits under a contract.

You do not participate in the investment performance of the assets in the fixed accounts. Instead, we credit your contract with interest at a specified rate that we declare in advance. We guarantee this rate will be at least 3% per year. We may credit a higher rate of interest at our discretion.

DCA Fixed Accounts. Each DCA Fixed Account is a fixed account from which assets are systematically transferred to any fund(s). During the accumulation phase, you may choose to have your purchase payments allocated to a DCA Fixed Account for the period of the DCA Fixed Account Term (DCA Term). Your election must be in writing.

Currently, you have a choice of two DCA Fixed Accounts:

  (a) DCA Fixed Account with a DCA Term of 6 months; or

  (b) DCA Fixed Account with a DCA Term of 12 months.

To the extent permitted by law, we reserve the right to change the duration of the DCA Terms in the future. You may participate in one DCA Fixed Account at a time.

We will only accept a purchase payment as of the beginning of a DCA Term. We will only accept a new purchase payment of at least $5,000. Purchase payments which originate from any contract or policy issued by us or any of our affiliates cannot be allocated to a DCA Fixed Account. You cannot transfer current contract values to a DCA Fixed Account. We reserve the right to reject purchase payments.

We make scheduled monthly transfers from the DCA Fixed Account according to the rules of our Dollar Cost Averaging Program. You may not make unscheduled transfers or take partial withdrawals from the DCA Fixed Account.

We reserve the right to assess a fee for processing transactions under the DCA Fixed Account.

If you elect to make an allocation to a DCA Fixed Account at a time when your annuity date would be less than your elected DCA Term, the expiration of your DCA Term will be your annuity date. No amounts will remain in the DCA Fixed Account after the expiration of the DCA Term. We guarantee the interest rate for the full DCA Term.

The Fixed Account. You may allocate purchase payments to The Fixed Account. You can also make transfers of your contract value into or out of The Fixed Account, subject to certain limitations.


                                                          Investment Choices  15

Contract Value


Your contract value is the sum of your value in the separate account and the fixed account(s).

Your value in the separate account will vary depending on the investment performance of the funds you choose. In order to keep track of your contract value, we use a unit of measure called an accumulation unit. During the income phase of your contract we call the unit an annuity unit.

Accumulation Units

Every business day we determine the value of an accumulation unit for each of the funds. Changes in the accumulation unit value reflect the investment performance of the fund as well as deductions for insurance and other charges.

The value of an accumulation unit may go up or down from business day to business day.

The Statement of Additional Information contains more information on the calculation of the accumulation unit value.

When you make a purchase payment, we credit your contract with accumulation units. We determine the number of accumulation units to credit by dividing the amount of the purchase payment allocated to a fund by the value of the accumulation unit for that fund. When you make a withdrawal, we deduct from your contract accumulation units representing the withdrawal amount.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each business day. Any change in the accumulation unit value will be reflected in your contract value.

Example:

On Monday we receive an additional purchase payment of $5,000 from you. You have told us you want this to go to the Oppenheimer Money Fund/VA. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Oppenheimer Money Fund/VA is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Oppenheimer Money Fund/VA.

Transfers

You can transfer all or part of your contract value. You can make transfers by telephone, internet or by other means we authorize. To make transfers other than by telephone or internet, you must submit a written request. If you own the contract with a joint owner, we will accept transfer instructions from either you or the other owner, unless we are instructed otherwise. We will use reasonable procedures to confirm that instructions given to us are genuine. We may be liable for any losses due to unauthorized or fraudulent instructions, if we fail to use such procedures. We may tape record all telephone instructions.

Your transfer is effective on the business day we receive your request at our Annuity Service Center. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time. If we receive your transfer request at our Annuity Service Center on a non-business day or after our business day closes, your transfer request will be effective on the next business day.

Transfers During the Accumulation Phase

You may transfer all or part of your assets in a fund or The Fixed Account. You can make a transfer to or from The Fixed Account and to or from any fund. You can make 12 transfers every calendar year during the accumulation phase without charge. If you make more than 12 transfers in a year, we reserve the right to deduct a transfer fee. The fee is $20 per transfer or, if less, 2% of the amount you transfer. The following rules apply to any transfer during the accumulation phase:

(1) The minimum amount which you can transfer is:


                                                              Contract Value  16

    .   $1,000; or

    .   the entire value in a fund or The Fixed Account, if less.

After a transfer, the minimum amount which must remain in the fund is $1,000 unless you transfer the entire fund value. We waive these requirements if the transfer is made in connection with the Rebalancing Program.

(1) You must clearly indicate the amount and investment choices from and to which you wish to transfer.

(2) During any contract year, we limit transfers out of The Fixed Account to 30% of your contract value in The Fixed Account as of the end of the previous contract year. We measure a contract year from the anniversary of the day we issued your contract. Transfers out of The Fixed Account are done on a first-in, first-out basis. In other words, amounts attributed to the oldest purchase payments are transferred first; then amounts attributed to the next oldest purchase payment are transferred; and so on.

(3) We do not allow transfers between competing accounts. For this purpose, we consider The Fixed Account and the Oppenheimer Money Fund/VA "competing accounts." We restrict other transfers involving any competing account for certain periods:

     . for a period of 90 days following a transfer out of a competing account, you may not transfer into the other competing account.

     . for a period of 90 days following a transfer into a competing account, you may not transfer out of the other competing account.

(4) We do not count transfers made as part of the Dollar Cost Averaging Program or the Rebalancing Program in determining the number of transfers you make in a year.

Transfers During the Income Phase

You may make 6 transfers between the funds each calendar year without incurring a fee. You cannot transfer contract value from the general account to a fund, but you can transfer contract value from one or more funds to the general account once a contract year. The minimum amount which you can transfer is $1,000 or your entire interest in the fund, if less. After a transfer, the minimum amount which must remain in a fund is $1,000 unless you have transferred the entire value.

We have the right to terminate or modify these transfer provisions.

Dollar Cost Averaging Program

The Dollar Cost Averaging Program allows you to systematically transfer a set amount from a selected fund to any of the other funds. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. The Dollar Cost Averaging Program is available only during the accumulation phase.

Dollar Cost Averaging does not assure a profit and does not protect you against loss in declining markets. Since Dollar Cost Averaging involves continuous investment in securities regardless of fluctuating price levels of such securities, you should consider your financial ability to continue the Dollar Cost Averaging Program through periods of fluctuating price levels. The minimum amount you can transfer is $250.

The minimum duration of participation in any Dollar Cost Averaging Program is currently 6 months. You can choose the frequency at which the Dollar Cost Averaging transfers are to be made, i.e., monthly, quarterly, semi-annually or annually. You will also choose the specific date when the first Dollar Cost Averaging transfer is made. However, if you select a date that is less than 5 business days from the date the election form is received at our Annuity Service Center, we may defer the first transfer for one month. If you do not select a start date, we will automatically start the Dollar Cost Averaging Program within 5 business days from the date we receive your election form. You may make changes to your selection, including termination of the program, by written request.


                                                              Contract Value  17

If you participate in the Dollar Cost Averaging Program, we do not take the transfers made under the program into account in determining any transfer fee.

We consider each DCA Fixed Account to be a Dollar Cost Averaging Program. You can only participate in one Dollar Cost Averaging Program at a time. Further, if you are participating in the Dollar Cost Averaging Program you cannot also participate in the Rebalancing Program or a DCA Fixed Account.

The Dollar Cost Averaging option will terminate:

 .   if you withdraw your total contract value;

 .   upon your death or the annuitant's death;

 .   if the last transfer you selected has been made;

 .   if there is insufficient contract value to make the transfer; or

 .   if we receive from you a written request to terminate the program at our
    Annuity Service Center at least 5 business days prior to the next transfer date.

We currently do not charge you for participation in the Dollar Cost Averaging Program. However, we reserve the right to charge for this feature in the future. We have the right to modify, terminate or suspend any Dollar Cost Averaging Program.

Automatic Rebalancing Program

Over time, the performance of each fund may cause your allocation to shift from your original allocation. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Rebalancing Program. You can tell us whether to rebalance monthly, quarterly, semi-annually or annually. The Rebalancing Program is available only during the accumulation phase. If you participate in the Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

You cannot participate in the Rebalancing Program if you have purchase payments allocated to the fixed accounts. You cannot participate in the Rebalancing Program if you are participating in a Dollar Cost Averaging Program.

You can terminate the Rebalancing Program at anytime by giving us written notice. Any unscheduled transfer request will automatically terminate the Rebalancing Program election.

Example:

Assume that you want your initial purchase payment split between 2 funds. You want 40% to be in the MML Managed Bond Fund and 60% to be in the Panorama Growth Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the MML Managed Bond Fund now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the MML Managed Bond Fund to bring its value back to 40% and use the money to buy more units in the Panorama Growth Portfolio to increase those holdings to 60%.

Withdrawals

During the accumulation phase you may make either partial or total withdrawals of your contract value. Your withdrawal is effective on the business day we receive your written request at our Annuity Service Center. If we receive your written request at our Annuity Service Center on a non-business day or after our business day closes, your withdrawal request will be effective on the next business day. We will pay any withdrawal amount within 7 days of our receipt of your fully completed written request at our Annuity Service Center unless we are required to suspend or postpone withdrawal payments.

Unless you instruct us otherwise, we will take any partial withdrawal proportionally from your contract value in the funds and The Fixed Account. You must withdraw at least $250 or the entire value in a fund or The Fixed Account, if less. We require that after you make a partial withdrawal you keep at least $25,000 in your contract, unless you are taking distributions as required by the Internal Revenue Code or

                                                              Contract Value  18
receiving payments under the Systematic Withdrawal Program.

When you make a total withdrawal you will receive the value of your contract:

 .   less any applicable premium tax;

 .   less any contract maintenance charge; and

 .   less any purchase payments we credited to your contract that have not cleared the bank, until they clear the bank.

Systematic Withdrawal Program

This program provides for an automatic monthly, quarterly, semi-annual or annual payment to you from your contract of at least $250. Your contract value must be at least $25,000 to initiate the withdrawal plan. Currently, we do not have a charge for this program, but we reserve the right to charge in the future.

Your systematic withdrawal program will begin on the start date you selected as long as we receive a fully completed written request at our Annuity Service Center at least 5 business days before the start date you selected. We may defer the start of your systematic withdrawal program for one month if the start date you selected is less than 5 business days after we receive your written request. If you do not select a start date, we will automatically begin systematic withdrawals within 5 business days after we receive your request. Your request must be in writing.

If you are participating in the Automatic Investment Plan you cannot also participate in the Systematic Withdrawal Program. If you terminate your Systematic Withdrawal Program from The Fixed Account, you may not elect a new program involving withdrawals from The Fixed Account for 6 months.

Your systematic withdrawal program ends:

 .   if you withdraw your total contract value;

 .   upon your death or the annuitant's death;

 .   if we process the last withdrawal you selected;

 .   if your value in a selected fund or The Fixed Account is insufficient to complete the withdrawal;

 .   if you begin receiving annuity payments; or

 .   if you give us a written request to terminate your program. We must receive your request at least 5 business days before the next withdrawal date.

--------------------------------------------------------------------------------
Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make.
--------------------------------------------------------------------------------

                                                              Contract Value  19

Expenses


There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

Insurance Charges

Each business day we deduct our insurance charges from the assets of the separate account. We do this as part of our calculation of the value of the accumulation units and the annuity units. The insurance charge has two parts:
(1) the mortality and expense risk charge and (2) the administrative charge.

Mortality and Expense Risk Charge

The mortality and expense risk charge is for:

 .   the mortality risk associated with the insurance benefits provided, including our obligation to make annuity payments after the annuity date regardless of how long all annuitants live, the death benefits, and the guarantee of rates used to determine your annuity payments during the income phase; and

 .   the expense risk that the current charges will be insufficient to cover the actual cost of administering the contract.

For contract years 1 through 10, the mortality and expense risk charge is currently equal, on an annual basis, to 1.34% of the daily value of the assets invested in each fund, after fund expenses are deducted. For contract years 11 and after, this charge currently equals 1.09%.

We may increase the mortality and expense risk charge, but it will not exceed 1.50% in contract years 1 through 10, or 1.35% in contract years 11 and after.

Administrative Charge

This charge reimburses us for the expenses associated with the administration of the contract and the separate account. Some of these expenses are: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs.

Currently this charge is equal, on an annual basis, to 0.15% of the daily value of the assets invested in each fund, after fund expenses are deducted. This charge is guaranteed not to be greater than 0.25%.

Annual Contract Maintenance Charge

At the end of each contract year, we deduct $40 from your contract as an annual contract maintenance charge. We may increase this charge, but it will not exceed $60. If we increase this charge, we will give you 90 days prior notice. Currently, we will not deduct this charge if, when we are to make the deduction, the value of your contract is $100,000 or more. Subject to state regulations, we will deduct the annual contract maintenance charge proportionately from the investment choices you have selected.

If you make a total withdrawal from your contract, and the contract value is less than $100,000, we will deduct the full annual contract maintenance charge. If your contract enters the income phase on a date other than its contract anniversary and the contract value is less than $100,000, we will deduct a pro rata portion of the charge. During the income phase, we will deduct the annual contract maintenance charge pro rata from each payment regardless of the contract value.

Premium Taxes

Some states and other governmental entities charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from your contract value for them. Some of these taxes are due when your contract is issued, others are due when annuity payments begin. Currently we do not charge you for these taxes until you begin receiving annuity payments or you make a total withdrawal. We may discontinue this practice and assess the


                                                                    Expenses  20
charge when the tax is due. Premium taxes generally range from 0% to 3.5%, depending on the state.

Transfer Fee

During the accumulation phase, you can make 12 free transfers every calendar year. If you make more than 12 transfers a calendar year, we reserve the right to deduct a transfer fee of $20 or 2% of the amount that is transferred, whichever is less.

If you request to transfer a dollar amount, we will deduct any transfer fee from the amount transferred. If you request to transfer a percentage of your value in an investment choice, we will deduct any transfer fee from the amount remaining in the investment choice. If you transfer the entire amount in an investment choice, we will deduct the transfer fee from the amount you transfer.

During the income phase, we allow 6 transfers and they are not subject to a transfer fee. We consider all transfers made on one business day as one transfer.

Income Taxes

We will deduct from the contract any income taxes which we incur because of the operation of the separate account. At the present time, we are not making any such deductions. We will deduct any withholding taxes required by law.

Fund Expenses

There are deductions from and expenses paid out of the assets of the various funds, which are described in the attached fund prospectuses. We may enter into certain arrangements under which we are reimbursed by the funds' advisors, distributors and/or affiliates for the administrative service that we provide.


                                                                    Expenses  21

The Income Phase


If you want to receive regular income from your annuity, you can choose to receive fixed and/or variable annuity payments under one of six options. You can choose the month and year in which those payments begin. We call that date the annuity date. Your annuity date must be the first day of a calendar month. According to your contract, your annuity date cannot be earlier than 5 years after you buy the contract. However, we currently allow you to select an annuity date that is at least 1 year after you buy the contract.

You choose your annuity date when you purchase your contract. You can change it at any time before the annuity date provided you give us 30 days written notice. If you do not choose an annuity option, we will assume that you selected Option B with 10 years of payments guaranteed.

Annuity payments must begin by the earlier of:

(1) The annuitant's 100th birthday or the 100th birthday of the oldest joint annuitant;

(2) Your 100th birthday if you are not the annuitant or the 100th birthday of the oldest joint owner; or

(3) The latest age permitted under state law.

We make annuity payments based on the age and sex of the annuitant under all options except Option E. We may require proof of age and sex before annuity payments begin.

At the annuity date, you have the same fund choices that you had in the accumulation phase. You can choose whether payments will be fixed, variable, or a combination of both. If you do not tell us otherwise, we will base your annuity payments on the investment allocations that are in place on the annuity date. Therefore, any amounts in the funds will be applied to a variable payout and any amounts in The Fixed Account will be applied to a fixed payout.

If your contract value is less than $2,000 on the annuity date, we reserve the right to pay you a lump sum rather than a series of annuity payments. If any annuity payment is less than $100, we reserve the right to change the payment basis to equivalent less frequent payments.

In order to avoid adverse tax consequences, you should begin to take distributions at least equal to the minimum amount required by the Internal Revenue Service, no later than the required beginning date. If your contract is an IRA that date should be no later than April 1st of the calendar year after the year you reach age 70 1/2. For qualified plans, that date is no later than April 1st of the calendar year after the later of (a) the calendar year in which you retire or (b) the year in which you attain age 70 1/2.

Fixed Annuity Payments

If you choose fixed payments, the payment amount will not vary. The payment amount will depend upon the following 5 things:

 .   the value of your contract on the annuity date;

 .   the deduction of premium taxes, if applicable;

 .   the deduction of the annual contract maintenance charge;

 .   the annuity option you select; and

 .   the age and sex of the annuitant (and the age and sex of the joint annuitant, if any).

Variable Annuity Payments

If you choose variable payments, the payment amount will vary with the investment performance of the funds. The first payment amount will depend on the following 6 things:

 .   the value of your contract on the annuity date;

 .   the deduction of premium taxes, if applicable;

 .   the deduction of the annual contract maintenance charge;

 .   the annuity option you select;

 .   the age and sex of the annuitant (and the age and sex of the joint annuitant, if any); and

 .   an assumed investment rate (AIR) of 4% per year.


                                                            The Income Phase  22

Future variable payments will depend on the performance of the funds you selected. If the actual performance exceeds the 4% assumed investment rate plus the deductions for expenses, your annuity payments will increase. Similarly, if the actual rate is less than 4% plus the amount of the deductions, your annuity payments will decrease.

Annuity Unit Value

In order to keep track of the value of your variable annuity payment, we use a unit of measure called an annuity unit. We calculate the number of your annuity units at the beginning of the income phase. During the income phase, the number of annuity units will not change. However, the value of your annuity units will change to reflect the investment performance of the funds you selected. The Statement of Additional Information contains more information on how annuity payments and annuity unit values are calculated.

Annuity Options

The following annuity options are available for fixed or variable payments. After annuity payments begin, you cannot change the annuity option or the frequency of annuity payments. In addition, during the income phase we do not allow withdrawals.

Annuity Option A - Life Income. Under this option we make periodic payments as long as the annuitant is alive. After the annuitant dies we stop making payments.

Annuity Option B - Life Income with Period Certain. We will make periodic payments for a guaranteed period, or as long as the annuitant lives, whichever is longer. The guaranteed period may be 5, 10 or 20 years. If the beneficiary chooses, he/she may elect a lump sum payment equal to the present value of the remaining guaranteed annuity payments.

Annuity Option C - Joint and Last Survivor Payments. We will make periodic payments during the joint lifetime of 2 annuitants. When one dies, we will continue making these payments to the survivor as if both annuitants were alive. We will not make payments after both annuitants have died.

Annuity Option D - Joint and 2/3 Survivor Annuity. We will make periodic payments during the joint lifetime of 2 annuitants. We will continue making payments during the lifetime of the surviving annuitant. We will compute these payments for the surviving annuitant on the basis of two-thirds of the annuity payment (or units) in effect during the joint lifetime. We will not make payments after both annuitants have died.

Annuity Option E - Period Certain. We will make periodic payments for a specified period. The specified period must be at least 5 years and cannot be more than 30 years. In most states, if you do not want payments to continue for the remainder of the specified period, you may elect to have an amount equal to the present value of the remaining guaranteed annuity payments paid as a lump sum or applied to another annuity option.

Annuity Option F - Special Income Settlement Agreement. We will pay you in accordance with terms agreed upon in writing by both you and us.


                                                            The Income Phase  23

Death Benefit

Death Of Contract Owner During The Accumulation Phase

If you or the joint owner dies during the accumulation phase, we will pay a death benefit to your primary beneficiary. If the joint owner dies, we will treat the surviving joint owner, if any, as the primary beneficiary. We will treat any other beneficiary designation on record at the time of death as a contingent beneficiary.

Your beneficiary may request that the death benefit be paid under one of the death benefit options. If the beneficiary is your spouse, he or she may elect to become the owner of the contract at the then current contract value, which may be less than the death benefit. If joint owners die simultaneously, the death benefit will become payable.

You may choose from three death benefits:

 .   Basic death benefit; or

 .   Reset death benefit; or

 .   Ratchet death benefit.

You will automatically receive the basic death benefit unless you select one of the other two death benefits. However, if you are age 80 or over when we issue your contract, the reset death benefit is not available. Therefore, you will automatically receive the basic death benefit unless you select the ratchet death benefit.

If you choose either the reset death benefit or the ratchet death benefit, you will pay an additional charge. You must elect your death benefit at time of issue and cannot change your choice once you elect it. If the contract is owned by a non-natural person, owner means annuitant for purposes of determining the death benefit amount.

Death Benefit Amount During The Accumulation Phase

Basic Death Benefit

You will automatically receive the basic death benefit unless you select one of the other two death benefits. The basic death benefit before you or the oldest joint owner reaches age 80 will be the greater of:

(1) your purchase payments, less any withdrawals and any applicable charges; or

(2) your contract value as of the business day we receive proof of death at our annuity service center and election of the payment method.

If you or the oldest joint owner reaches age 80, the basic death benefit is your contract value as of the business day we receive proof of death at our annuity service center and election of the payment method.

Reset Death Benefit

If you choose the reset death benefit, and before the date you or the oldest joint owner reaches age 75, the death benefit will be the greater of:

(1) your purchase payments, less any withdrawals and any applicable charges; or

(2) your contract value as of the business day we receive proof of death at our Annuity Service Center and election of the payment method; or

(3) your contract value on the most recent 3 year contract anniversary, plus any subsequent purchase payments, less any subsequent withdrawals, including any applicable charges. Your first contract anniversary is one calendar year from the date we issued your contract.


                                                               Death Benefit  24

If you choose the reset death benefit, and you or the oldest joint owner reaches age 75, the death benefit will be the greater of:

(1) your purchase payments, less any withdrawals and any applicable charges; or

(2) your contract value as of the business day we receive proof of death at our Annuity Service Center and election of the payment method; or

(3) your contract value on the most recent 3 year contract anniversary prior to the owner or the oldest joint owner reaching age 75, plus any subsequent purchase payments, less any subsequent withdrawals, including any applicable charges. Your first contract anniversary is one calendar year from the date we issued your contract.

We will deduct a quarterly charge for the reset death benefit from the value of the assets in the investment choices. This charge is currently 0.10% on an annual basis of the daily value of the assets invested in the investment choices. We will deduct this charge proportionately from the investment choices you have selected. This charge is guaranteed not to exceed 0.20%.

Ratchet Death Benefit

If you choose the ratchet death benefit, the death benefit will be the greater of:

(1) your contract value as of the business day we receive proof of death at our Annuity Service Center and election of the payment method; or

(2) the annual ratchet death benefit amount.

We calculate the annual ratchet death benefit amount as follows:

    When we issue your contract, the annual ratchet death benefit is equal to your initial purchase payment. Thereafter, and prior to the date you, or the oldest joint owner or the annuitant if the contract is owned by a non-natural entity reaches age 80, we will calculate the ratchet death benefit:

    a. when you make a purchase payment; and

    b when you make a partial withdrawal; and

    c. on your contract anniversary.

    a. You will increase your ratchet death benefit if you make a purchase payment. If you make a subsequent purchase payment, the annual ratchet death benefit is equal to the most recently calculated annual ratchet death benefit plus the additional purchase payment.

    b. You will decrease your ratchet death benefit if you make a partial withdrawal. If you make a withdrawal, the annual ratchet death benefit is equal to the most recently calculated annual ratchet death benefit, minus a withdrawal amount. We calculate the withdrawal amount as follows:

        .   divide the amount withdrawn by the most recent contract value; and

        .   multiply it by the most recent annual ratchet death benefit.

    c. On your contract anniversary, the annual ratchet death benefit is equal to the greater of your contract value or the most recently calculated annual ratchet death benefit.

If you do not make any additional purchase payments or any withdrawals, the annual ratchet death benefit will be the greatest of all contract anniversary contract values on or prior to the date we calculate the death benefit.

When you, or the oldest joint owner, or the annuitant if the contract is owned by a non-natural entity, reaches age 80, the death benefit is the greater of:

(1) your contract value as of the business day we receive proof of death at our Annuity Service Center and election of the payment method; or

(2) the annual ratchet death benefit amount calculated on the contract anniversary just prior to age 80, and adjusted for subsequent purchase payments and/or partial withdrawals in the same manner as described under
    (a) and (b) above.


                                                               Death Benefit  25

We will deduct a quarterly charge for the ratchet death benefit from the value of the assets in the investment choices. This charge is currently 0.25% on an annual basis of the daily value of the assets invested in the investment choices. We will deduct this charge proportionately from the investment choices you have selected. This charge is guaranteed not to exceed 0.35% if you were age 60 or less when we issued your contract; 0.50% if you were age 61 through age 70 when we issued your contract; or 0.70% if you were age 71 and older when we issued your contract.

Death Benefit Payment Options During The Accumulation Phase

A beneficiary who is not your surviving spouse must elect to receive the death benefit under one of the following payment options, in the event you die during the accumulation phase.

Option 1 - lump sum payment of the death benefit; or

Option 2 - the payment of the entire death benefit within 5 years of the date of death; or

Option 3 - payment of the death benefit under an annuity option over the lifetime of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary with distribution beginning within 1 year of the date of your death or any joint owner.

If a lump sum payment is requested, we will pay the amount within 7 days after we receive due proof of death and other necessary information at our Annuity Service Center unless we are required to suspend or delay payment. Payment to the beneficiary, in any form other than a lump sum, may only be elected during the 60-day period beginning with the date of receipt by us of proof of death.

Death Of Contract Owner During The Income Phase

If you or the joint owner dies during the income phase, but the annuitant is still alive, we will pay the remaining payments under the annuity option elected at least as rapidly as under the method of distribution in effect at the time of your death.

Death Of Annuitant

If the annuitant, who is not the owner or joint owner, dies during the accumulation phase, you can name a new annuitant subject to the underwriting rules we have in effect at the time. If you do not name an annuitant within 30 days of the death of the annuitant, you will become the annuitant. However, if the owner is a non-natural person we will treat the death of the annuitant as the death of the owner, and you may not name a new annuitant.

Upon the death of the annuitant on or after the annuity date, the death benefit, if any, is as specified in the annuity option elected. We will pay death benefits at least as rapidly as under the method of distribution in effect at the annuitant's death.



                                                               Death Benefit  26

Taxes


NOTE: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. We have included in the Statement of Additional Information an additional discussion regarding taxes.

Annuity Contracts In General

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you are taxed depending on how you take the money out and the type of contract - qualified or non-qualified (see following sections).

You, as the owner of a non-qualified annuity, will generally not be taxed on increases in the value of your contract until a distribution occurs - either as a withdrawal or as annuity payments. When you make a withdrawal, you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and is not taxed. The remaining portion of the annuity payment is treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have recovered all of your purchase payments are fully includible in income.

When a non-qualified contract is owned by a non-natural person (e.g., corporation or certain other entities other than a trust holding the contract as an agent for a natural person), the contract will generally not be treated as an annuity for tax purposes.

Qualified And Non-Qualified Contracts

If you purchase the contract as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract.

If you purchase the contract under a pension plan, specially sponsored program, or an individual retirement annuity, your contract is referred to as a qualified contract. Examples of qualified plans are: deductible and non-deductible Individual Retirement Annuities (IRAs), and pension and profit-sharing plans, which include 401(k) plans and H.R. 10 Plans.

Withdrawals - Non-Qualified Contracts

The Code treats any withdrawals (1) allocable to purchase payments made after August 13, 1982 in an annuity contract entered into prior to August 14, 1982 and
(2) from an annuity contract entered into after August 14, 1982, as first coming from earnings and then from your purchase payments. The withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals may be exempt from the penalty. They include any amounts:

(1) paid on or after you reach age 59 1/2;

(2) paid to your beneficiary after you die;

(3) paid if you become totally disabled (as that term is defined in the Code);

(4) paid in a series of substantially equal payments made annually (or more frequently) for life or your life expectancy or for the joint life expectancies of you and your designated beneficiary;

(5) paid under an immediate annuity; or

(6) which come from purchase payments made before August 14, 1982.

                                                                       Taxes  27

Withdrawals - Qualified Contracts

If you have no cost basis for your interest in a qualified contract, the full amount of any distribution is taxable to you as ordinary income. If you do have a cost basis for your interest, a portion of the distribution is taxable, generally based on the ratio of your cost basis to your total contract value. Special tax rules may be available for certain distributions from a qualified contract.

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans), 408 (Individual Retirement Annuities - IRAs), and 408A (Roth IRAs). Exceptions from the penalty tax are as follows:

 .   distributions made on or after you reach age 59 1/2;

 .   distributions made after your death or disability (as defined in Code
    Section 72(m)(7);

 .   after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary (in applying this exception to distributions from IRAs, a separation from service is not required);

 .   distributions made after separation of service if you have reached age 55
    (not applicable to distributions from IRAs);

 .   distributions made to you up to the amount allowable as a deduction to you under Code Section 213 for amounts you paid during the taxable year for medical care;

 .   distributions made to an alternate payee pursuant to a qualified domestic relations order (not applicable to distributions from IRAs);

 .   distributions from an IRA for the purchase of medical insurance (as described in Code Section 213(d)(1)(D)) for you and your spouse and dependents if you received unemployment compensation for at least 12 weeks and have not been re-employed for at least 60 days);

 .   distributions from an IRA to the extent they do not exceed your qualified higher education expenses (as defined in Code Section 72(t)(7) for the taxable year; and

 .   distributions from an IRA which are qualified first-time home buyer distributions (as defined in Code Section 72(t)(8)).

Generally, distributions from a qualified plan must begin no later than April 1st of the calendar year following the later of (a) the year in which you attain age 70 1/2 or (b) the calendar year in which you retire. The date set forth in
(b) does not apply to an IRA. Required distributions do not apply to a Roth IRA during your lifetime. Required distributions must be over a period not exceeding your life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. If required minimum distributions are not made, a 50% penalty tax is imposed on the shortfall amount.

Withdrawals - Tax-Sheltered Annuities

The Code limits the withdrawal of purchase payments made by owners through salary reductions from certain Tax-Sheltered Annuities. Withdrawals of salary reduction amounts and their earnings can only be made when an owner:

(1) reaches age 59 1/2;

(2) leaves his/her job;

(3) dies;

(4) becomes disabled, as that term is defined in the Code; or

(5) in the case of hardship.

In the case of hardship, the owner can only withdraw the purchase payments and not any earnings.

Any contract value as of December 31, 1988 is not subject to these restrictions. Additionally, return of "excess contributions" or amounts paid to a spouse as a result of a qualified domestic relations order are not subject to these restrictions.

                                                                       Taxes  28

Other Information


Terminal Illness Benefit

In most states, you may elect to receive payment under your Terminal Illness Benefit. We will require written proof that you are terminally ill and not expected to live more than 12 months. This proof will include certification by a licensed medical practitioner performing within the scope of his/her license. You may not be the licensed medical practitioner, nor can the medical practitioner be your parent, spouse or child. We may also impose additional requirements.

We will determine the amount of payment when we receive your written request. The Terminal Illness Benefit will equal the death benefit we would pay out on your contract. Payment of the Terminal Illness Benefit will terminate the contract. If joint owners are named, we will use the age of the oldest to determine the Terminal Illness Benefit. If the contract is owned by a non-natural person, the Terminal Illness Benefit applies to the annuitant.

Performance

We may advertise certain performance-related information. This information reflects historical performance and is not intended to indicate or predict the future performance.

Standardized Total Returns

We will show standardized average annual total returns for sub-accounts that have been in existence for more than one year. These returns assume you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period. The return reflects the annual contact maintenance charge and all other separate account and contract level charges, except premium taxes, if any.

If a sub-account has been in existence for less than one year, we will show the aggregate total return. This assumes you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period. The return reflects the change in unit value.

Nonstandard Total Returns

We will also show total returns based on historical performance of the sub-accounts and underlying funds. We may assume the contracts were in existence prior to their inception date, which they were not. Total return percentages include all fund level and separate account level charges. They do not include a contract maintenance charge, or premium taxes, if any. If these charges were included, returns would be less than those shown.

Total Returns compare the value of an accumulation unit at the beginning of a period with the value of an accumulation unit at the end of the period.

Average Annual Total Returns measure this performance over a period of time greater than one year. Average annual total returns compare values over a given period of time and express the percentage as an average annual rate.

Yield and Effective Yield

We may also show yield and effective yield for the Oppenheimer Money Fund/VA over a seven-day period, which we then "annualize". This means that when we calculate yield, we assume that the amount of money the investment earns for the week is earned each week over a 52-week period. We show this as a percentage of the investment. We calculate the "effective yield" similarly, but when we annualize the amount, we assume the income earned is re-invested. Therefore, the effective yield is slightly higher that the yield because of the compounding effect.

Related Performance

Some of the funds available to you may be similar to mutual funds offered in the retail marketplace. These funds generally have the same investment objectives, policies and portfolio managers as the retail mutual funds and


                                                           Other Information  29
usually were formed after the retail mutual funds. While these funds generally have identical investment objectives, policies and portfolio managers, they are separate and distinct from retail mutual funds. In fact, performance of these funds may be dramatically different from the performance of the retail mutual funds. This is due to differences in the funds' sizes, dates shares of stocks are purchased and sold, cash flows and expenses. You should remember that retail mutual fund performance is not the performance of the funds available in this contract and is not an indication of future performance of these funds.

Year 2000

Like other businesses and governments around the world, we could be adversely affected if the computer systems used by us and those with which we do business do not properly recognize the year 2000. This is commonly known as the "Year 2000 issue".

In 1996, our parent company, MassMutual, began an enterprise-wide process of identifying, evaluating and implementing changes to computer systems and applications software to address the Year 2000 issue on its own behalf and on behalf of certain subsidiaries, including us. MassMutual is addressing the Year 2000 issue internally with modifications to existing programs and conversions to new programs. MassMutual is also seeking assurances from vendors, customers, service providers, governments and others with which we and MassMutual conduct business, to determine their year 2000 readiness.

MassMutual has allocated a portion of the costs related to the year 2000 issue to us. The costs are currently being expensed, and when measured against net gain from operations, are not material to us.

Distributors

MML Distributors, LLC (MML Distributors) serves as principal underwriter for the contracts. MML Investors Services, Inc. (MMLISI) serves as co-underwriter for the contracts. Their purpose as underwriters is to distribute the contracts. MML Distributors and MMLISI are wholly owned subsidiaries of MassMutual. Both are located at 1414 Main Street, Springfield, Massachusetts 01144-1013.

We will pay commissions to broker-dealers who sell the contracts. Currently, we pay an amount up to 1% of purchase payments made the first contract year. Thereafter, we pay a maximum commission of 1.25% of the contract value.

From time to time, MML Distributors may enter into special arrangements with certain broker-dealers. These special arrangements may provide for the payment of higher compensation to such broker-dealers for selling the contracts.

Electronic Transmission Of Application Information

Upon agreement with a limited number of broker-dealers, we will accept electronic data transmissions of application information. Our Annuity Service Center will accept this information at the time the initial purchase payment is transmitted by wire. Please contact your representative for more information.

Assignment

You can assign the contract at any time during your lifetime. We will not be bound by the assignment until we receive written notice of the assignment. We will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. We are not responsible for the validity of an assignment. You may be subject to tax consequences if you assign your contract.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract. If you assign your contract, your rights may only be exercised with the consent of the assignee of record. We require consent of any irrevocable beneficiary before we assign proceeds.


                                                           Other Information  30

Voting Rights

We are the legal owner of the fund shares. However, when a fund solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners, instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares, for which we have not received voting instructions, in proportion to those instructions. This will also include any shares that we own on our own behalf. If we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

During the accumulation phase of your contract and while the annuitant is living, we determine the number of shares you may vote by dividing your contract value in each fund, if any, by $100. Fractional shares are counted. During the income phase or after the annuitant dies, we determine the number of shares you may vote based on our liability for future variable monthly annuity payments.

Reservation of Rights

In addition to any other rights reserved under the contract, we reserve the right to:

 .   substitute another fund for one of the funds you selected;

 .   add or eliminate sub-accounts; and

 .   change the name of any sub-account and/or fund.

If we exercise any of these rights, we will receive prior approval from the Securities and Exchange Commissions, if necessary. We will also give you notice of our intent to exercise any of these rights.

Suspension Of Payments Or Transfers

We may be required to suspend or postpone payments for withdrawals or transfers from the funds for any period when:

 .   the New York Stock Exchange is closed (other than customary weekend and holiday closings); or

 .   trading on the New York Stock Exchange is restricted; or

 .   an emergency exists as a result of which disposal of shares of the funds is not reasonably practicable or we cannot reasonably value the shares of the funds; or

 .   during any other period when the Securities and Exchange Commission, by order, so permits for your protection.

We reserve the right to defer payment for a withdrawal from The Fixed Account for the period permitted by law but not for more than six months.

Legal Proceedings

We are currently not involved in any legal proceedings that might adversely impact the contracts.

Financial Statements

We have included our financial statements in the Statement of Additional Information.

                                                           Other Information  31

Additional Information

For further information about the contract, you may obtain a Statement of Additional Information. You can call the telephone number indicated on the cover page or you can write to us. For your convenience we have included a form for that purpose.

The Table of Contents of this statement is as follows:

1.  Company
2.  Custodian
3.  Assignment of Contract
4.  Distribution
5.  Purchase of Securities Being Offered
6.  Accumulation Units and Unit Value
7.  Transfers During the Income Phase
8.  Payment of Death Benefit
9.  Annuity Payments
10. Performance Measures
11. Federal Tax Matters
12. Experts
13. Financial Statements



                                                           Other Information  32

To: C.M. Life Insurance Company
    Annuity Products, H565
    P.O. Box 9067
    Springfield, Massachusetts  01102-9067

Please send me a Statement of Additional Information for C.M. Life Insurance Company's ___________.

Name
              ---------------------------------------------------------

Address
              ---------------------------------------------------------

              ---------------------------------------------------------

City                                    State          Zip
              --------------------------     ----------   -------------

Telephone
              ---------------------------------------------------------

                                     PART B

                            INFORMATION REQUIRED IN A
                       STATEMENT OF ADDITIONAL INFORMATION

                     ______________________VARIABLE ANNUITY

                           C.M. LIFE INSURANCE COMPANY
                                   (Depositor)

                              C.M. MULTI-ACCOUNT A
                                  (Registrant)

                       STATEMENT OF ADDITIONAL INFORMATION

                          _______________________, 1999

This is not a prospectus. This Statement of Additional Information should be read in conjunction with the prospectus dated _________________, 1999, for the individual or group variable deferred annuity contracts with flexible purchase payments which are referred to herein.

For a copy of the prospectus call 1-800-366-8226 or write to: C.M. Life Insurance Company, _________, Annuity Service Center, H565, P.O. Box 9067, Springfield, MA 01102-9067.

                                TABLE OF CONTENTS

Company ......................................................................2

Custodian ....................................................................2

Assignment of Contract .......................................................2

Distribution .................................................................3

Purchase of Securities Being Offered .........................................3

Accumulation Units and Unit Value ............................................3

Transfers During The Income Phase ............................................4

Payment of Death Benefit .....................................................4

Annuity Payments .............................................................5

Performance Measures .........................................................6

Federal Tax Matters ..........................................................7

Experts .....................................................................13

Financial Statements ...............................................final pages

                                     COMPANY

C.M. Life Insurance Company ("C.M. Life"), 140 Garden Street, Hartford, Connecticut 06154, is a stock life insurance company. It was chartered by a special Act of the Connecticut General Assembly on April 25, 1980. It is principally engaged in the sale of life insurance and annuities, and is licensed in all states except New York. C.M. Life is a wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual").

MassMutual is a mutual life insurance company specially chartered by the Commonwealth of Massachusetts on May 14, 1651. It is currently licensed to transact life, accident, and health insurance business in all states, the District of Columbia, Puerto Rico and certain provinces of Canada. MassMutual had consolidated statutory assets in excess of $67 billion, and estimated total assets under management of $176.8 billion as of December 31, 1998.


                                    CUSTODIAN

The shares of the underlying funds purchased by the sub-accounts are held by C.M. Life as custodian of C.M. Multi-Account A ("the separate account").

                             ASSIGNMENT OF CONTRACT

C.M. Life will not be charged with notice of any assignment of a contract or of the interest of any beneficiary or of any other person unless the assignment is in writing and C.M. Life receives the original or a true copy thereof at its Annuity Service Center. C.M. Life assumes no responsibility for the validity of any assignment.

While the contracts are generally assignable, all non-tax qualified contracts must carry a non-transferability endorsement which precludes their assignment. For qualified contracts, the following exceptions and provisions should be noted:

    (1) No person entitled to receive annuity payments under a contract or part or all of the contract's value will be permitted to commute, anticipate, encumber, alienate or assign such amounts, except upon the written authority of the contract owner given during the annuitant's lifetime and received in good order by C.M. Life at its Annuity Service Center. To the extent permitted by law, no contract nor any proceeds or interest payable thereunder will be subject to the annuitant's or any other person's debts, contracts or engagements, nor to any levy or attachment for payment thereof;

    (2) If an assignment of a contract is in effect on the maturity date, C.M. Life reserves the right to pay to the assignee in one sum the amount of the contract's maturity value to which he is entitled, and to pay any balance of such value in one sum to the contract owner, regardless of any payment options which the contract owner may have elected. Moreover, if an assignment of a contract is in effect at the death of the annuitant prior to the maturity date, C.M. Life will pay to the assignee in one sum, the death benefit amount which corresponds to the death benefit choice in effect at the time of the annuitant's death. See Death Benefit in the prospectus;

    (3) Contracts used in connection with a tax-qualified retirement plan must be endorsed to provide that they may not be sold, assigned or pledged for any purpose unless they are owned by the trustee of a trust described in Section 401(a) or by the administrator of an annuity plan described under Section 403(a) of the Code; and

    (4) Contracts issued under a plan for an Individual Retirement Annuity pursuant to Section 408 of the Code must be endorsed to provide that they are non-transferable. Such contracts may not be sold, assigned, discounted, or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose by the Annuitant to any person or party other than C.M. Life, except to a former spouse of the annuitant in accordance with the terms of a divorce decree or other written instrument incident to a divorce.

Assignments may be subject to federal income tax.

                                  DISTRIBUTION

MML Distributors, LLC ("MML Distributors"), is the principal underwriter of the contracts. MML Investors Services, Inc. ("MMLISI") serves as co-underwriter of the contracts. Both MML Distributors and MMLISI are broker-dealers registered with the Securities and Exchange Commission and members of the National Association of Securities Dealers, Inc. MML Distributors and MMLISI are indirect wholly-owned subsidiaries of MassMutual and affiliates of C.M. Life.

Pursuant to the Underwriting and Servicing Agreement, both MML Distributors and MMLISI will receive compensation for their activities as underwriters for the Separate Account. Commissions will be paid through MMLISI and MML Distributors to agents and selling brokers for selling the Contracts.

MML Distributors may enter into selling agreements with other broker-dealers which are registered with the Securities and Exchange Commission and are members of the National Association of Securities Dealers, Inc. ("selling brokers"). Contracts are sold through agents who are licensed by state insurance officials to sell the Contracts. These agents are also registered representatives of selling brokers or of MMLISI.

MML Distributors does business under different variations of its name; including the name MML Distributors, L.L.C. in the states of Illinois, Michigan, Oklahoma, South Dakota, and Washington, and the name MML Distributors, Limited Liability Company in the states of Maine, Ohio, and West Virginia.

The offering is on a continuous basis.

                      PURCHASE OF SECURITIES BEING OFFERED

C.M. Life sells interests in the separate account to contract owners as accumulation units. Charges associated with such securities are discussed in the Expenses section of the prospectus. Any special purchase plan or exchange program offered by this contract is mentioned in prospectus.

                        ACCUMULATION UNITS AND UNIT VALUE

During the accumulation phase, accumulation units shall be used to account for all amounts allocated to or withdrawn from the sub-accounts of the separate account as a result of purchase payments, withdrawals, transfers, or fees and charges. C.M. Life will determine the number of accumulation units of a sub-account purchased or canceled. This will be done by dividing the amount allocated to (or the amount withdrawn from) the sub-account by the dollar value of one accumulation unit of the sub-account as of the end of the business day during which the transaction is received at the annuity service center.

The accumulation unit value for each sub-account was arbitrarily set initially at $10. Subsequent accumulation unit values for each sub-account are determined for each day in which the New York Stock Exchange is open for business ("business day") by multiplying the accumulation unit value for the immediately preceding business day by the net investment factor for the sub-account for the current business day.

The net investment factor for each sub-account is determined by dividing A by B and subtracting C where:

A is (i) the net asset value per share of the funding vehicle or portfolio of a funding vehicle held by the sub-account for the current business day; plus (ii) any dividend per share declared on behalf of such funding vehicle or portfolio of a funding vehicle that has an ex-dividend date within the current business day; less (iii) the cumulative charge or credit for taxes reserved which is determined by C.M. Life to have resulted from the operation or maintenance of the sub-account.

B is the net asset value per share of the funding vehicle or portfolio held by the sub-account for the immediately preceding business day.

C is the cumulative charge for the mortality and expense risk charge and for the administrative charge.

The accumulation unit value may increase or decrease from business day to business day.


                        TRANSFERS DURING THE INCOME PHASE

Transfers of annuity reserves between sub-accounts will be made by converting the number of annuity units attributable to the annuity reserves being transferred to the number of annuity units of the sub-account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been with out the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units.

The amount transferred to the general account from a sub-account will be based on the annuity reserves for the contract owner in that sub-account. Transfers to the general account will be made by converting the annuity units being transferred to purchase fixed annuity payments under the annuity option in effect and based on the age of the annuitant at the time of the transfer.

See the Transfers During the Income Phase section in the prospectus for more information about transfers during the income phase.


                            PAYMENT OF DEATH BENEFIT

C.M. Life will require due proof of death before any death benefit is paid. Due proof of death will be:

1.  a certified death certificate;

2. a certified decree of a court of competent jurisdiction as to the finding of death; or

3.  any other proof satisfactory to C.M. Life.

All death benefits will be paid in accordance with applicable law or regulations governing death benefit payments.

The beneficiary designation in effect on the date we issue the contract will remain in effect until changed. Unless the contract owner provides otherwise, the death benefit will be paid in equal shares to the beneficiary(ies) as follows:

1. to the primary beneficiary(ies) who survive the contract owner's and/or the annuitant's death, as applicable; or if there are none

2. to the contingent beneficiary(ies) who survive the contract owner's and/or the annuitant's death, as applicable; or if there are none

3.  to the estate of the contract owner.

You may name an irrevocable beneficiary(ies). In that case, a change of beneficiary requires the consent of any irrevocable beneficiary. If an irrevocable beneficiary is named, the contract owner retains all other contractual rights.

See the Death Benefit section in the prospectus for more information on death benefits.

                                ANNUITY PAYMENTS

A variable annuity payment is an annuity with payments which; (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable sub-accounts of the separate account. Annuity payments also depend upon the age of the annuitant and any joint annuitant and the assumed interest factor utilized. The annuity table used will depend upon the annuity option chosen. The dollar amount of annuity payments after the first is determined as follows;

    1. The dollar amount of the first annuity payment is divided by the value of an annuity unit as of the annuity date. This establishes the number of annuity units for each annuity payment. The number of annuity units remains fixed during the annuity period.

    2. For each sub-account, the fixed number of annuity units is multiplied by the annuity unit value on each subsequent annuity payment date.

    3. The total dollar amount of each variable annuity payment is the sum of all sub-account variable annuity payments.

The number of annuity units is determined as follows:

1. The number of annuity units credited in each sub-account will be determined by dividing the product of the portion of the contract value to be applied to the sub-account and the annuity purchase rate by the value of one annuity unit in that sub-account on the annuity date. The purchase rates are set forth in the variable annuity rate tables in the contract.

2. For each sub-account, the amount of each annuity payment equals the product of the annuitant's number of annuity units and the annuity unit value on the payment date. The amount of each payment may vary.

The value of any annuity unit for each sub-account of the separate account was arbitrarily set initially at $10. The sub-account annuity unit value at the end of any subsequent valuation period is determined as follows:

1. The net investment factor for the current business day is multiplied by the value of the annuity unit for the sub-account for the immediately preceding business day.

2. The result in (1) is then divided by an assumed investment rate factor. The assumed investment rate factor equals 1.00 plus the assumed investment rate for the number of days since the preceding business day. The assumed investment rate is based on an effective annual rate of 4%.

The value of an annuity unit may increase or decrease from business day to business day. See the Income Phase section in the prospectus for more information.

                              PERFORMANCE MEASURES

C.M. Life may advertise certain performance-related information. This information reflects historical performance and is not intended to indicate or predict future performance.

Standardized Average Annual Total Return

C.M. Life will show standardized average annual total returns for each sub-account that has been in existence for more than one year. These returns assume you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period. The return reflects a deduction for the annual contract maintenance charge and all other fund, separate account and contract level charges, except premium taxes, if any.

If a sub-account has been in existence for less than one year, C.M. Life will show the aggregate total return. This assumes you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period. The return reflects the change in unit value.

Non-Standard Total Returns

C.M. Life will also show total returns based on historical performance of the sub-accounts and underlying funds. C.M. Life may assume the contracts were in existence prior to their inception date, which they were not. Total return percentages will include all fund level and separate account level charges. They do not include the annual contract maintenance charge, or premium taxes, if any. If these charges were included, returns would be less than those shown.

Total Returns compare the value of an accumulation unit at the beginning of a period with the value of an accumulation unit at the end of the period.

Average Annual Total Returns measure this performance over a period of time greater than one year. Average annual total returns compare values over a given period of time and express the percentage as an average annual rate.

The performance figures will be calculated on the basis of the historical performance of the funds, and may assume the contracts were in existence prior their inception date (which they were not). Beginning as of the date the contracts are available (inception date), actual accumulation unit values are used for the calculations.

C.M. Life may also show yield and effective yield for the Money Sub-Account over a seven-day period, which we then "annualize." This means that when we calculate yield, we assume that the amount of money the investment earns for the week is earned each week over a 52-week period. We show this as a percentage of the investment. We calculate the "effective yield" similarly but when it annualizes the amount, the Company assumes the income earned is re-invested. Therefore, the effective yield is slightly higher than the yield because of the compounding effect.

These figures reflect a deduction for all fund, separate account and contract level charges assuming the contract remains in force. The figures do not reflect premium tax deductions, if any, which if included, would reduce the percentages reported.

                               FEDERAL TAX MATTERS

General

Note: The following description is based upon C.M. Life's understanding of current federal income tax law applicable to annuities in general. C.M. Life cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. C.M. Life does not guarantee the tax status of the contracts. Purchasers bear the complete risk that the contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

Section 72 of the Code governs taxation of annuities in general. An owner is generally not taxed on increases in the value of a contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the annuity option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For non-qualified contracts, this cost basis is generally the purchase payments, while for qualified contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period or refund feature) bears to the expected return under the contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the contract has been recovered (i.e. when the total of the excludable amount equals the investment in the contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the contract within the meaning of
Section 72 of the Code. Owners, annuitants and beneficiaries under the contracts should seek competent financial advice about the tax consequences of any distributions.

C.M. Life is taxed as a life insurance company under the Code. For federal income tax purposes, the separate account is not a separate entity from C.M. Life, and its operations form a part of C.M. Life.

Diversification

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the contract as an annuity contract would result in the imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts such as the contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg.1.817-
5), which established diversification requirements for the investment portfolios underlying variable contracts such as the contract. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio will be deemed adequately diversified if:
(1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

C.M. Life intends that all investment portfolios underlying the contracts will be managed in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the separate account will cause the owner to be treated as the owner of the assets of the separate account, thereby resulting in the loss of favorable tax treatment for the contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of owner control which may be exercised under the contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered as the owner of the assets of the separate account resulting in the imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to receipt of payments under the contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the owner being retroactively determined to be the owner of the assets of the separate account.

Due to the uncertainty in this area, C.M. Life reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

Multiple Contracts

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

Contracts Owned by Other than Natural Persons

Under Section 72(u) of the Code, the investment earnings on premiums for the contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person nor to contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a contract to be owned by a non-natural person.

Tax Treatment of Assignments

An assignment or pledge of a contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign or pledge their contracts.

Income Tax Withholding

All distributions or the portion thereof which is includible in the gross income of the owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the owner, in some cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions). The 20% withholding requirement also may not apply to hardship distributions from a 401(k) plan or a tax-sheltered annuity made after December 31, 1998. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

Tax Treatment of Withdrawals - Non-Qualified Contracts

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. This treatment is applicable to withdrawals allocable to purchase payments made after August 13, 1982 in an annuity contract entered into prior to August 14, 1982 and withdrawals from an annuity contract entered into after August 13, 1982. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any premature distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% tax penalty), but for the exception, plus interest for the tax years in which the exception was used.

The above information does not apply to qualified contracts. However, separate tax withdrawal penalties and restrictions may apply to such qualified contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

Qualified Plans

The contracts offered herein are designed to be suitable for use under various types of qualified plans. Taxation of participants in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into C.M. Life's administrative procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contracts comply with applicable law. Following are general descriptions of the types of qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a qualified plan.

Contracts issued pursuant to qualified plans include special provisions restricting contract provisions that may otherwise be available as described herein. Generally, contracts issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from qualified contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The contracts sold by C.M. Life in connection with qualified plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

a.  H.R. 10 Plans

Section 401 of the Code permits self-employed individuals to establish qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b.  Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

    Roth IRAs

Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRA and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution.

Purchasers of contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c.  Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Purchasers of contracts for use with Corporate Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

d.  Tax Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employees until the employees receive distributions from the contracts. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals - Qualified Contracts" and "Tax Sheltered Annuities - Withdrawal Limitations" below.) Employee loans are not allowable under the contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Tax Treatment of Withdrawals - Qualified Contracts

In the case of a withdrawal under a qualified contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a qualified contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including contracts issued and qualified under Code Sections 401 (H.R. 10 and Corporate Pension and Profit-Sharing Plans), and 408 (Individual Retirement Annuities) and 408A (Roth
IRAs). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose disability is as defined in Section 72(m) (7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (d) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the owner or annuitant (as applicable) and his or her spouse and dependents if the owner or annuitant (as applicable) has received unemployment compensation for at least

12 weeks (this exception will no longer apply after the owner or annuitant (as applicable) has been re-employed for at least 60 days); (h) distributions from an IRA made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the owner or annuitant (as applicable) for the taxable year; and (i) distributions from an IRA made to the owner or annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8)of the Code.) The exceptions stated in (d) and (f) above do not apply in the case of an IRA. The exception stated in
(c) above applies to an IRA without the requirement that there be a separation from service.

With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Generally, distributions from a qualified plan must begin no later than April 1st of the calendar year following the later of (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an IRA. Required distributions do not apply to a Roth IRA during the lifetime of the owner. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed on the amount of a shortfall.

Tax Sheltered Annuities - Withdrawal Limitations

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the owner: (1) attains age 59-1/2; (2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code; or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the contract owner's value which represents contributions made by the owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect transfers between tax sheltered annuity plans. Contract owners should consult their own tax counsel or other tax adviser regarding any distributions.

Section 457 Deferred Compensation ("Section 457") Plans

Employees of (and independent contractors who perform services for) certain state and local governmental units, or certain tax-exempt employers, may participate in a Section 457 plan of the employer, allowing them to defer part of their salary or other compensation. The amount deferred, and accrued income thereon, will not be taxable until it is paid or otherwise made available to the employee.

The maximum amount that can be deferred under a Section 457 plan in any tax year is generally one-third of the employee's includible compensation, up to $8,000 (in 1999). Includible compensation means earnings for services rendered to the employer which are includible in the employee's gross income, excluding the contributions under the Section 457 plan or a Tax-Sheltered Annuity. Certain catch-up deferrals are permitted during the last three (3) years before an employee attains normal retirement age. The contract purchased is issued to the employer, and the employee has no rights or vested interest in the contract. All contract value must be held for the exclusive benefit of the employee, and payments can only be made in accordance with Section 457 plan provisions. Presently, tax-free transfers of assets in a section 457 plan can only be made to another section 457 plan in certain limited cases.

Purchasers of contracts for use with Section 457 plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

                                     EXPERTS

We have included the financial statements of C.M. Life in this Statement of Additional Information in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

PricewaterhouseCoopers LLP's report on the statutory financial statements of C.M. Life includes explanatory paragraphs relating to the use of statutory accounting practices rather than generally accepted accounting principles.

We have not included financial statements for the Separate Account herein because, as of the date of this Statement of Additional Information, the sub-accounts available under the contracts had no assets.

PricewaterhouseCoopers LLP is located in Springfield, Massachusetts 01101.

                                     PART C
                                OTHER INFORMATION


ITEM 24.   FINANCIAL STATEMENTS AND EXHIBITS

           (a) FINANCIAL STATEMENTS

           Financial Statements Included in Part A
           ---------------------------------------

           Condensed Financial Information

           Financial Statements Included in Part B
           ---------------------------------------

           The Registrant
           --------------
           No financial statements for the Separate Account have been included because as of the date of this Registration Statement, the Sub-Accounts available under the contracts had no assets.

           The Depositor [to be filed]
           -------------

           Reports of Independent Accountants

           Statutory Statements of Financial Position as of December 31, 1998 and 1997
           Statutory Statements of Income for the years ended December 31, 1998, 1997 and 1996
           Statutory Statements of Changes in Shareholder's equity for the years ended December 31, 1998, 1997 and 1996
           Statutory Statements of Cash Flows for the years ended December 31, 1998, 1997 and 1996
           Notes to Statutory Financial Statements

     (b)   EXHIBITS

           Exhibit 1 Resolution of Board of Directors of C.M. Life authorizing the establishment of the Separate Account.7

           Exhibit 2  Not Applicable.

           Exhibit 3  (i)    Principal Underwriting Agreement.1

                      (ii)   Variable Products Dealer Agreement.9

                      (iii)  Underwriting and Servicing Agreement. 1

           Exhibit 4 Individual Variable Deferred Annuity Contract with Flexible Purchase Payments 10

           Exhibit 5  Form of Application Form. 10

           Exhibit 6  (i)    Copy of Articles of Incorporation of C.M. Life. 2

                      (ii)   Copy of the Bylaws of C.M. Life. 2

           Exhibit 7   Not Applicable.

           Exhibit 8   (a)    Copy of the Form of Participation Agreement with
                              Oppenheimer Variable Account Funds.3

                       (b) Copy of the Form of Participation Agreement with Panorama Series Fund, Inc.3

                       (c) Copy of the Form of Participation Agreement with T. Rowe Price Equity Series, Inc.5

                       (d) Copy of the Form of Participation Agreement with Fidelity's Variable Insurance Products Fund II.5

                       (e) Copy of the Form of Participation Agreement with American Century Variable Portfolios, Inc.6

           Exhibit 9   Opinion of and Consent of Counsel. 10

           Exhibit 10  (i)    Consent of Independent Accountants,
                              PricewaterhouseCoopers LLP. [to be filed]

                       (ii)   Powers of Attorney. 4

                       (iii)  Power of Attorney for Robert J. O'Connell.8

           Exhibit 11  Not Applicable.

           Exhibit 12  Not Applicable.

           Exhibit 13 Form of Schedule of Computation of Performance. [to be filed with post-effective amendment # 1]

           Exhibit 14  Not Applicable.

                 1 Incorporated by reference to Initial Registration Statement 33-61679 filed on Form N-4 on August 9, 1995.

                 2 Incorporated by reference to Post Effective Amendment No. 3 to Registration Statement File No. 33-91072.

                 3 Incorporated by reference to Registration Statement File No. 333-22557, filed on February 28, 1997.

                 4 Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement No. 33-61679, filed on Form N-4 on December 21, 1998.

                 5 Incorporated by reference to Initial Registration Statement No. 333-65887, filed on Form S-6 on October 20, 1998.

                 6 Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-41667 filed on Form S-6 on March 19, 1998.

                 7 Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement No. 33-61679, filed and effective May 1, 1998.

                 8 Incorporated by reference to Port-Effective Amendment No. 6 to Registration statement No. 333-41667 filed on Form S-6 in April, 1999.

                 9 Incorporated by reference to Initial Registration Statement No. 333-65887, filed on Form S-6 on October 20, 1998.

                 10 Filed herewith.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR


                           C.M. LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------------------------------------------------------
NAME, POSITION and BUSINESS ADDRESS              PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS

--------------------------------------------------------------------------------------------------------------------------------
Lawrence V. Burkett, Jr., Director, President    C.M. Life
and Chief Executive Officer                         Director, President and Chief Executive Officer (since 1996)
1295 State Street                                MassMutual
Springfield, MA  01111                              Executive Vice President and General Counsel (since 1993)
--------------------------------------------------------------------------------------------------------------------------------
John B. Davies, Director                         C.M. Life
1295 State Street                                   Director (since 1996)
Springfield, MA  01111                           MassMutual
                                                    Executive Vice President (since 1994)
                                                    Associate Executive Vice President (1994-1994)
--------------------------------------------------------------------------------------------------------------------------------
Isadore Jermyn, Director and Senior Vice         C.M. Life
President and Actuary                               Director (since 1998); Senior Vice President and Actuary (since 1996)
1295 State Street                                MassMutual
Springfield, MA  01111                              Senior Vice President and Actuary (since 1999 and 1995-1998)
                                                    Senior Vice President and Chief Actuary (1998-1999)
                                                    Vice President and Actuary (1980-1995)
--------------------------------------------------------------------------------------------------------------------------------
James E. Miller, Director and Senior Vice        C.M. Life
President-Life Operations                           Director and Senior Vice President-Life Operations (since 1998)
140 Garden Street                                MassMutual
Hartford, CT  06154                                 Executive Vice President (since 1997 and 1987-1996)
                                                 UniCare Life & Health
                                                    Senior Vice President (1996-1997)
--------------------------------------------------------------------------------------------------------------------------------
Robert J. O'Connell, Director                    C.M. Life
1295 State Street                                   Director (since 1999)
Springfield, MA  01111                           MassMutual
                                                    President and Chief Executive Officer (since 1999)
                                                 American International Group, Inc.
                                                    Senior Vice President (1991-1998)
                                                 AIG Life Companies
                                                    President and Chief Executive Officer (1991-1998)
--------------------------------------------------------------------------------------------------------------------------------
Stuart H. Reese, Director and Senior Vice        C.M. Life
President-Investments                               Director and Senior Vice President-Investments (since 1996)
1295 State Street                                MassMutual
Springfield, MA  01111                              Executive Vice President and Chief Investment Officer (since 1999)
                                                    Chief Executive Director-Investment Management (1997-1999)
                                                    Senior Vice President (1993-1997)
--------------------------------------------------------------------------------------------------------------------------------

PRINCIPAL OFFICERS (other than those who are also Directors):

--------------------------------------------------------------------------------------------------------------------------------
Anne Melissa Dowling, Senior Vice                C.M. Life
President-Large Corporate Marketing                 Senior Vice President-Large Corporate Marketing (since 1996)
140 Garden Street                                MassMutual
Hartford, CT  06154                                 Senior Vice President (since 1996)
                                                 Connecticut Mutual Life Insurance Company
                                                    Chief Investment Officer (1994-1996)
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Edward M. Kline, Treasurer                       C.M. Life
1295 State Street                                   Treasurer (since 1997)
Springfield, MA  01111                           MassMutual
                                                    Vice President (since 1989) and Treasurer (since 1997)
--------------------------------------------------------------------------------------------------------------------------------
Ann F. Lomeli, Secretary                         C.M. Life
1295 State Street                                   Secretary (since 1988)
Springfield, MA  01111                           MassMutual
                                                    Vice President, Secretary and Deputy General Counsel (since 1999)
                                                    Vice President, Secretary and Associate General Counsel (1998-1999)
                                                    Vice President, Associate Secretary and Associate General Counsel
                                                    (1996-1998)
                                                 Connecticut Mutual Life Insurance Company
                                                    Corporate Secretary and Counsel (1988-1996)
--------------------------------------------------------------------------------------------------------------------------------

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The assets of the Registrant, under state law, are assets of C.M. Life.

C.M. Life Insurance Company is 100% owned by Massachusetts Mutual Life Insurance Company.

The registrant may also be deemed to be under common control with other separate accounts established by MassMutual and its life insurance subsidiaries, C.M. Life Insurance Company and MML Bay State Life Insurance Company, which are registered as unit investment trusts under the Investment Company Act of 1940.

The discussion that follows indicates those entities owned directly or indirectly by Massachusetts Mutual Life Insurance Company:

A.   DIRECT SUBSIDIARIES OF MASSMUTUAL

     MassMutual is the sole owner of each subsidiary unless otherwise indicated.

1. CM Assurance Company, a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

2. CM Benefit Insurance Company, a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

3. C.M. Life Insurance Company, a Connecticut corporation which operates as a life and health insurance company.

4. MML Bay State Life Insurance Company, a Connecticut corporation which operates as a life and health insurance company.

5. MML Distributors, LLC, a Connecticut limited liability company which operates as a securities broker-dealer. (MassMutual - 99%; G.R. Phelps & Co., Inc. - 1%)

6. MassMutual of Ireland, Limited, a corporation organized in the Republic of Ireland which formerly operated to provide claims service to holders of MassMutual group life and accident and health insurance contracts. This subsidiary is inactive and will be dissolved in the near future.

7. MassMutual Holding Company, a Delaware corporation which operates as a holding company for certain MassMutual entities.

8. MassMutual Mortgage Finance, LLC, a Delaware limited liability company which makes, acquires, holds and sells mortgage loans.

B.   MASSMUTUAL HOLDING COMPANY GROUP

     MassMutual Holding Company is the sole owner of each subsidiary or affiliate unless otherwise indicated.

1. G.R. Phelps & Co, Inc., a Connecticut corporation which formerly operated as a securities broker-dealer. This subsidiary is inactive and expected to be dissolved.

2. MML Investors Services, Inc., a Massachusetts corporation which operates as a securities broker-dealer. (MassMutual Holding Company - 86%; G.R. Phelps & Co., Inc. - 14%)

3. MassMutual Holding MSC, Inc., a Massachusetts corporation which operates as a holding company for MassMutual positions in investment entities organized outside of the United States. This subsidiary qualifies as a "Massachusetts Security Corporation" under Chapter 63 of the Massachusetts General Laws.

4. MassMutual Holding Trust I, a Massachusetts business trust which operates as a holding company for separately-staffed MassMutual investment subsidiaries.

5. MassMutual Holding Trust II, a Massachusetts business trust which operates as a holding company for non-staffed MassMutual investment subsidiaries.

6. MassMutual International, Inc., a Delaware corporation which operates as a holding company for those entities constituting MassMutual's international insurance operations.


C.   MML INVESTORS SERVICES, INC. GROUP

Set forth below are the direct and indirect subsidiaries of MML Investors Services, Inc. The parent is the sole owner of each subsidiary unless otherwise indicated.

Direct Subsidiaries of MML Investors Services, Inc.
---------------------------------------------------

1. MML Insurance Agency, Inc., a Massachusetts corporation which operates as an insurance broker.

2. MML Securities Corporation, a Massachusetts corporation which operates as a "Massachusetts Security Corporation" under Section 63 of the Massachusetts General Laws.

Direct Subsidiaries of MML Insurance Agency, Inc.
-------------------------------------------------

1. DISA Insurance Services of America, Inc., an Alabama corporation which operates as an insurance broker.

2. Diversified Insurance Services of America, Inc., a Hawaii corporation which operates as an insurance broker.

3. MML Insurance Agency of Mississippi, P.C., a Mississippi corporation which operates as an insurance broker.

4. MML Insurance Agency of Nevada, Inc., a Nevada corporation which operates as an insurance broker.

5. MML Insurance Agency of Ohio, Inc. an Ohio corporation which operates as an insurance broker. (Controlled by MML Insurance Agency, Inc. through a voting trust agreement.)

6. MML Insurance Agency of Texas, Inc., a Texas corporation which operates as an insurance broker. (Controlled by MML Insurance Agency, Inc. through an irrevocable proxy arrangement.)


D.   MASSMUTUAL HOLDING MSC, INC. GROUP

MassMutual Holding MSC, Inc. is the sole owner of each subsidiary or affiliate unless otherwise indicated.

1. MassMutual Corporate Value Limited, a Cayman Islands corporation which holds a 90% ownership interest in MassMutual Corporate Value Partners Limited, another Cayman Islands corporation operating as a high-yield bond fund. (MassMutual Holding MSC, Inc. - 46%)

2. 9048-5434 Quebec, Inc., a Canadian corporation which operates as the owner of Hotel du Parc in Montreal, Quebec, Canada.

3. 1279342 Ontario Limited, a Canadian corporation which operates as the owner of Deerhurst Resort in Huntsville, Ontario, Canada.


E.   MASSMUTUAL HOLDING TRUST I GROUP

Set forth below are the direct and indirect subsidiaries and affiliates of MassMutual Holding Trust I. The parent is the sole owner of each subsidiary unless otherwise indicated.

Direct Subsidiaries of MassMutual Holding Trust I
-------------------------------------------------

1. Antares Capital Corporation, a Delaware corporation which operates as a finance company. (MassMutual Holding Trust I - 99%)

2. Charter Oak Capital Management, Inc., a Delaware corporation which operates as a manager of institutional investment portfolios. (MassMutual Holding Trust I - 80%)

3. Cornerstone Real Estate Advisers, Inc., a Massachusetts corporation which operates as an investment adviser.

4. DLB Acquisition Corporation, a Delaware corporation which operates as a holding company for the David L. Babson companies (MassMutual Holding Trust I - 85%).

5. Oppenheimer Acquisition Corp., a Delaware corporation which operates as a holding company for the Oppenheimer companies (MassMutual Holding Trust I - 89%).

Direct Subsidiary of DLB Acquisition Corporation
------------------------------------------------

David L. Babson and Company Incorporated, a Massachusetts corporation which operates as an investment adviser.

Direct Affiliates of David L. Babson and Company Incorporated
-------------------------------------------------------------

1. Babson Securities Corporation, a Massachusetts corporation which operates as a securities broker-dealer.

2. Babson-Stewart Ivory International, a Massachusetts general partnership which operates as an investment adviser. (David L. Babson and Company Incorporated - 50%).

3. Potomac Babson Incorporated, a Massachusetts corporation which operates as an investment adviser (David L. Babson and Company Incorporated - 60%).

Direct Subsidiary of Oppenheimer Acquisition Corp.
--------------------------------------------------

OppenheimerFunds, Inc., a Colorado corporation which operates as the investment adviser to the Oppenheimer Funds.

Trinity Investment Management Corporation, a Pennsylvania corporation and registered investment adviser which provides portfolio management and equity research services primarily to institutional clients.

Direct Subsidiaries of OppenheimerFunds, Inc.
---------------------------------------------

1. Centennial Asset Management Corporation, a Delaware corporation which operates as investment adviser and general distributor of the Centennial Funds.

2. HarbourView Asset Management Corporation, a New York corporation which operates as an investment adviser.

3. OppenheimerFunds Distributor, Inc., a New York corporation which operates as a securities broker-dealer.

4. Oppenheimer Partnership Holdings, Inc., a Delaware corporation which operates as a holding company.

5. Oppenheimer Real Asset Management, Inc., a Delaware corporation which is the sub-adviser to a mutual fund investing in the commodities markets.

6. Shareholder Financial Services, Inc., a Colorado corporation which operates as a transfer agent for mutual funds.

7. Shareholder Services, Inc., a Colorado corporation which operates as a transfer agent for various Oppenheimer and MassMutual funds.

Direct Subsidiary of Centennial Asset Management Corporation
------------------------------------------------------------

Centennial Capital Corporation, a Delaware corporation which formerly sponsored a unit investment trust.

Direct Affiliate of Cornerstone Real Estate Advisers, Inc.
----------------------------------------------------------

Cornerstone Office Management, LLC, a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (Cornerstone Real Estate Advisers, Inc. - 50%; MML Realty Management Corporation - 50%).

F.   MASSMUTUAL HOLDING TRUST II GROUP

MassMutual Holding Trust II is the sole owner of each subsidiary.

1. CM Advantage, Inc., a Connecticut corporation which serves as a general partner of real estate limited partnerships. The subsidiary is largely inactive and will be dissolved in the near future.

2. CM International, a Delaware corporation which is the issuer of collateralized mortgage obligation securities.

3. CM Property Management, Inc., a Connecticut corporation which serves as the general partner of Westheimer 335 Suites Limited Partnership. The partnership holds a ground lease with respect to hotel property in Houston, Texas.

4. HYP Management, Inc., a Delaware corporation which operates as the "LLC Manager" of MassMutual High Yield Partners II LLC, a high yield bond fund.

5. MassMutual Benefits Management, Inc., a Delaware corporation which supports MassMutual with benefit plan administration and planning services.

6. MMHC Investment, Inc., a Delaware corporation which is a passive investor in MassMutual/Darby CBO IM, Inc., MassMutual/Darby CBO LLC, MassMutual High Yield Partners II LLC, and other MassMutual investments.

7. MML Realty Management Corporation, a Massachusetts corporation which formerly operated as a manager of properties owned by MassMutual.

8. Urban Properties, Inc., a Delaware corporation which serves as a general partner of real estate limited partnerships and as a real estate holding company.

Direct Affiliate of MMHC Investment, Inc.
-----------------------------------------

     MassMutual/Darby CBO IM Inc., a Delaware corporation which operates as the "LLC Manager" of MassMutual/Darby CBO LLC, a collateralized bond obligation fund. (MMHC Investment, Inc. - 50%)

Direct Affiliate of MML Realty Management Corporation
-----------------------------------------------------

     Cornerstone Office Management, LLC, a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (MML Realty Management Corporation - 50%; Cornerstone Real Estate Advisers, Inc. - 50%).

G.   MASSMUTUAL INTERNATIONAL, INC. GROUP

Set forth below are the direct or indirect subsidiaries and affiliates of MassMutual International, Inc. The parent is the sole owner of each subsidiary or affiliate unless otherwise indicated.

Direct Affiliates of MassMutual International, Inc.
---------------------------------------------------

1. MassMutual Internacional (Argentina) S.A., a corporation organized in the Argentine Republic which operates as a holding company. (MassMutual International, Inc. - 99%; MassMutual Holding Company - 1%)

2. MassMutual Internacional (Chile) S.A., a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual International, Inc. - 99%; MassMutual Holding Company - 1%)

3. MassMutual International (Bermuda) Ltd., a corporation organized in Bermuda which operates as a life insurance company.

4. MassMutual International (Luxembourg) S.A., a corporation organized in the Grand Duchy of Luxembourg which operates as a life insurance company. (MassMutual International, Inc. - 99%; MassMutual Holding Company - 1%)

5. MassLife Seguros de Vida, S.A., a corporation organized in the Argentine Republic which operates as a life insurance company. (MassMutual International, Inc. - 99.9%)

Direct Subsidiaries of MassMutual Internacional (Argentina) S.A.
----------------------------------------------------------------

MassMutual Services S.A., a corporation organized in the Argentine

Republic which operates as a service company. (MassMutual Internacional (Argentina) S.A. - 99%; MassMutual International, Inc. - 1%)

Direct Affiliate of MassMutual Internacional (Chile) S.A.
---------------------------------------------------------

1. Mass Seguros de Vida S.A., a corporation organized in the Republic of Chile which operates as a life insurance company. (MassMutual Internacional (Chile) S.A. - 33.5%)

2. Origen Inversiones S.A., a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual Internacional (Chile) S.A.
     - 33.5%)

Direct Subsidiary of Origen Inversiones S.A.
--------------------------------------------

Compania de Seguros Vida Corp S.A., corporation organized in the Republic of Chile which operates as an insurance company. (Origen Inversiones S.A. - 99%)


H.   REGISTERED INVESTMENT COMPANY AFFILIATES

Each of the following entities is a registered investment company sponsored by MassMutual or one of its affiliates.

1. DLB Fund Group, a Massachusetts business trust which operates as an open-end investment company advised by David L. Babson and Company Incorporated. MassMutual owns at least 25% of each series of shares issued by the fund.

2. MML Series Investment Fund, a Massachusetts business trust which operates as an open-end investment company. All shares issued by the trust are owned by MassMutual and certain of its affiliates.

3. MassMutual Corporate Investors, a Massachusetts business trust which operates as a closed-end investment company. MassMutual serves as investment adviser to the trust.

4. MassMutual Institutional Funds, a Massachusetts business trust which operates as an open-end investment company. All shares issued by the trust are owned by MassMutual.

5. MassMutual Participation Investors, a Massachusetts business trust which operates as a closed-end investment company. MassMutual serves as investment adviser to the trust.

6. Oppenheimer Series Fund, Inc., a Maryland corporation which operates as an open-end investment company. MassMutual and affiliates own a majority of certain series of shares issued by the fund.

7. Panorama Series Fund, Inc., a Maryland corporation which operates as an open-end investment company. All shares issued by the fund are owned by MassMutual and certain affiliates.

ITEM 27.  NUMBER OF CONTRACT OWNERS

Not applicable because there were no contracts sold as of the date of this Registration Statement.

ITEM 28.  INDEMNIFICATION

The Bylaws of the Company provide that:

     The following provisions regarding the Indemnification of Directors and Officers of the Registrant are applicable: CONNECTICUT LAW. Except where an applicable insurance policy is procured, Connecticut General Statutes ("C.G.S.")
Section 33-320a is the sole source of indemnification rights for directors and officers of Connecticut corporations and for persons who may be deemed to be controlling persons by reason of their status as a shareholder, director, officer, employee or agent of a Connecticut corporation. Under C.G.S.
Section 33-320a, a corporation shall indemnify any director or officer who was or is a party, or was threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter referred to as "proceeding") by virtue of the fact that he or the person whose legal representative he is: (i) is or was a director or officer of the corporation; (ii) while a director or an officer of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise (hereinafter referred to as "enterprise"), other than an employee benefit plan or trust; or
(iii) while a director or an officer of the corporation, is or was a director or officer serving at the request of the corporation as a fiduciary or an employee benefit plan or trust maintained for the benefit of employees of the corporation or any other enterprise, against "covered expenditures" if (and only if) his conduct met the applicable statutory eligibility standard. The types of expenditures which are covered and the statutory eligibility standard vary according to the type of proceeding to which the director or officer is or was a party or was threatened to be made a party.

     According to C.G.S. Section 33-320a, in non-derivative proceedings other than ones brought in connection with an alleged claim based upon the purchase or sale by a director or officer of securities of the corporation or of another enterprise, which the director or officer serves or served at the request of the corporation, the corporation shall indemnify a director or officer against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys' fees, actually incurred by him in connection with the proceeding, or any appeal therein, IF AND ONLY IF he acted (i) in good faith and
(ii) in a manner he reasonably believed to be in the best interests of the corporation or, in the case of a person serving as a fiduciary of any employee benefit plan or trust, in a manner he reasonably believed to be in the best interests of the corporation or in the best interest of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust. However, where the proceeding brought is criminal in nature, C.G.S. Section 33-320a requires that the director or officer must satisfy the additional condition that he had no reasonable cause to believe that his conduct was unlawful in order to be indemnified. A director or officer also will be entitled to indemnification as described above if (i) he is successful on the merits in the defense of any non-derivative proceeding brought against him or (ii) a court shall have determined that in view of all the circumstances he is fairly and reasonably entitled to be indemnified. The decision about whether the director or officer qualifies for indemnification under C.G.S. Section 33-320a may be made (i) in writing by a majority of those members of the board of directors who were not parties to the proceeding in question, (ii) in writing by independent legal counsel selected by a consent in writing signed by a majority of those directors who were not parties to the proceeding, or (iii) by the shareholders of the corporation at a special or annual meeting by an affirmative vote of at least a majority of the voting power of shares not owned by parties to the proceeding. A director or officer also may apply to a court of competent jurisdiction for indemnification even though he previously applied to the board, independent legal counsel or the shareholders and his application for indemnification was rejected.

     For purposes of C.G.S. Section 33-320a, the termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not create, of itself, a presumption that the director or officer did not act in good faith or in a manner which that director or officer did not believe reasonably to be in the best interests of the corporation or of the participants and beneficiaries of an employee benefit plan or trust and consistent with the provisions of such plan or trust. Likewise, the termination of a criminal act or proceeding shall not create, of itself, a presumption that the director or officer had reasonable cause to believe that his conduct was unlawful.

     In non-derivative proceedings based on the purchase or sale of securities of the corporation or of another enterprise, which the director or officer serves or served at the request of the corporation, C.G.S. Section 33-320a provides that the corporation shall indemnify the director or officer only after a court shall have determined upon application that, in view of all the circumstances, the director or officer is fairly and reasonably entitled to be indemnified. Furthermore, the expenditures for which the director or officer shall be indemnified shall be only such amount as the court determines to be appropriate.

     Pursuant to C.G.S. Section 33-320a, where a director or officer was or is a party or was threatened to be made a party to a derivative proceeding, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the proceeding or any appeal therein, in relation to matters as to which he is finally adjudged not to have breached his duty to the corporation. The corporation also shall indemnify a director or officer where the court determines that, in view of all the circumstances, such person is fairly and reasonably entitled to be indemnified; however, in such a situation, the individual shall be indemnified only for such amount as the court determines to be appropriate. Furthermore, the statute provides that the corporation shall not indemnify a director or officer for amounts paid to the corporation, to a plaintiff or to counsel for a plaintiff in settling or otherwise disposing of a threatened or pending action, with or without court approval, or for expenses incurred in defending a threatened action or a pending action which is settled or otherwise disposed of without court approval.

     C.G.S. Section 33-320a also provides that expenses incurred in defending a proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon authorization of the board of directors, provided said expenses are indemnifiable under the statute and the director or officer agrees to repay such amount if he is later found not entitled to indemnification by the corporation.

     Lastly, C.G.S. Section 33-320a is intended to be an exclusive statute. A corporation established under Connecticut statute cannot indemnify a director or officer (other than a director or officer who is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise), to an extent either greater or less than that authorized by the statute, and any provision in the certificate of incorporation, the by-laws, a shareholder or director resolution, or agreement or otherwise that is inconsistent with the statute is invalid. C.M. Life Insurance Company was not established under Connecticut statute but was instead created by special act of the Connecticut General Assembly. Currently, its charter does not have provisions dealing with indemnification of its directors or officers, therefore the provisions of C.G.S. Section 33-320a currently apply to such indemnification. However, in the event C.M. Life Insurance Company's charter is amended by the Connecticut General Assembly in such a manner which is inconsistent with the statute, the charter would take precedence over C.G.S.
Section 33-320a. Notwithstanding the above, C.G.S. Section 33-320a specifically authorizes a corporation to procure insurance providing greater indemnification rights than those set out in the statute the premium cost of which may be shared with the director or officer on such basis as may be agreed upon. The directors and officers may be covered by an errors and omissions insurance policy or other insurance policy. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.   Principal Underwriters

          (a) MML Distributors, LLC, a controlled subsidiary of MassMutual, acts as principal underwriter for registered separate accounts of MassMutual, C.M. Life and MML Bay State.

          (b)(1) MML Distributors, LLC, is the principal underwriter for the contracts. The following people are officers and member representatives of the principal underwritier.

                       OFFICERS AND MEMBER REPRESENTATIVES
                              MML DISTRIBUTORS, LLC


Kenneth M. Rickson      Member Representative       One Monarch Place
                        G.R. Phelps & Co., Inc.     1414 Main Street
                                                    Springfield, MA  01144-1013

Margaret Sperry         Member Representative       1295 State Street
                        Massachusetts Mutual        Springfield, MA  01111-0001
                        Life Insurance Co.

Kenneth M. Rickson      Chief Executive Officer,    One Monarch Place
                        President, and Main OSJ     1414 Main Street
                        Supervisor                  Springfield, MA 01144-1013

John E. Forrest         Vice President              One Monarch Place
                                                    1414 Main Street
                                                    Springfield, MA  01144-1013

Michael L. Kerley       Vice President              One Monarch Place
                        Assistant Secretary         1414 Main Street
                                                    Springfield, MA 01144-1013

Ronald E. Thomson       Vice President              One Monarch Place
                                                    1414 Main Street
                                                    Springfield, MA 01144-1013

James T. Bagley         Treasurer                   1295 State Street
                                                    Springfield, MA 01111

Bruce C. Frisbie        Assistant Treasurer         1295 State Street
                                                    Springfield, MA 01111-0001

Raymond W. Anderson     Assistant Treasurer         140 Garden Street
                                                    Hartford, CT 06154

Ann F. Lomeli           Secretary                   1295 State Street
                                                    Springfield, MA 01111-0001

Marilyn A. Sponzo       Chief Legal Officer         One Monarch Place
                        Assistant Secretary         1414 Main Street
                                                    Springfield, MA  01144-1013

Robert Rosenthal        Compliance Officer          One Monarch Place
                                                    1414 Main Street
                                                    Springfield, MA  01144-1013

Melissa Thompson        Registration Manager        One Monarch Place
                                                    1414 Main Street
                                                    Springfield, MA  01144-1013

Ruth B. Howe          Director of Continuing         One Monarch Place
                      Education                      1414 Main Street
                                                     Springfield, MA  01144-1013

Peter D. Cuozzo       Variable Life Supervisor and   140 Garden Street
                      Hartford OSJ Supervisor        Hartford, CT  06154

Anne Melissa Dowling  Large Corporate Markets        140 Garden Street
                      Supervisor                     Hartford, CT  06154


          (b)(2) MML Investors Services, Inc. is the co-underwriter of the contracts. The following people are the officers and directors of the co-underwriter.


                         MML INVESTORS SERVICES, INC.
                            OFFICERS AND DIRECTORS

OFFICER                                 BUSINESS ADDRESS
-------                                 ----------------

Kenneth M. Rickson                      One Monarch Place
President                               1414 Main Street
                                        Springfield, MA 01144-1013

Michael L. Kerley                       One Monarch Place
Vice President, Chief Legal Officer,    1414 Main Street
Chief Compliance Officer,               Springfield, MA 01144-1013
Assistant Secretary

Ronald E. Thomson                       One Monarch Place
Vice President, Treasurer               1414 Main Street
                                        Springfield, MA 01144-1013

Ann F. Lomeli                           1295 State Street
Secretary/Clerk                         Springfield, MA 01111

John E. Forrest                         One Monarch Place
Vice President                          1414 Main Street
National Sales Director                 Springfield, MA 01144-1013

Marilyn A. Sponzo                       One Monarch Place
Assistant Secretary                     1414 Main Street
                                        Springfield, MA 01144-1013

James Furlong                           One Monarch Place
Chief Operations Officer                1414 Main Street
                                        Springfield, MA 01144-1013

James T. Bagley                         One Monarch Place
Controller                              1414 Main Street
                                        Springfield, MA 01144-1013

David Deonarine                         One Monarch Place
Sr. Registered Options                  1414 Main Street
Principal Compliance                    Principal Springfield, MA 01144-1013
Registered Options Principal

Nicholas J. Orphan                      245 Peach Tree Center Ave., Suite 2330
Regional Supervisor (South)             Atlanta, GA 30303

Robert W. Kumming
Retirement Services Regional            1295 State Street
Supervisor (East/Central)               Springfield, MA 01111

Peter J. Zummo
Retirement Services                     1295 State Street
Regional Supervisor (South/West)        Springfield, MA 01111

Bruce Lukowiak                          6263 North Scottsdale Rd., Suite 222
Regional Supervisor (West)              Scottsdale, AZ 85250

Gary L. Greenfield                      1 Lincoln Center, Suite 1490
Regional Supervisor (Central)           Oakbrook Terrace, IL 60161

Burvin E. Pugh, Jr.                     1295 State Street
Chief Agency Field Force Supervisor     Springfield, MA 01111

John P. McCloskey                       1295 State Street
Regional Supervisor (East)              Springfield, MA 01144

Robert J. O'Connell                     1295 State Street
Chairman of the Board of Directors      Springfield, MA 01144

Susan Alfano                            1295 State Street
Director                                Springfield, MA 01111

Lawrence V. Burkett, Jr.                1295 State Street
Director                                Springfield, MA 01111

John B. Davies                          1295 State Street
Director                                Springfield, MA 01111

Anne Melissa Dowling                    140 Garden Street
Director                                Hartford, CT 01654

Gary T. Huffman                         1295 State Street
Director                                Springfield, MA 01111

Douglas J. Jangraw                      140 Garden Street
Director                                Hartford, CT 01654

Burvin E. Pugh, Jr.                     1295 State Street
Director                                Springfield, MA 01111

          (c) See the section captioned "Distribution" in the Statement of Additional Information.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through C.M. Life Insurance Company, 140 Garden Street, Hartford CT.

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or
     (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. C.M. Life Insurance Company hereby represents that the fees and charges deducted under the individual or group deferred variable annuity contracts with flexible purchase payments described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by C.M. Life Insurance Company.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, C.M. Multi-Account A, certifies that it has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 16th day of June, 1999.


     C.M. MULTI-ACCOUNT A

     C.M. LIFE INSURANCE COMPANY
     (Depositor)


     By: /s/ Lawrence V. Burkett, Jr.*
        ------------------------------
        Lawrence V. Burkett, Jr., Director, President and Chief Executive Officer C.M. Life Insurance Company


/s/ Richard M. Howe        On June 16, 1999 as Attorney-in-Fact pursuant to
---------------------
*Richard M. Howe           powers of attorney.

         As required by the Securities Act of 1933, this Initial Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     Signature                  Title                             Date
     ---------                  -----                             ----

/s/ Lawrence V. Burkett, Jr.*   Director, President and Chief     June 16, 1999
-----------------------------   Executive Officer
Lawrence V. Burkett, Jr.

/s/ Edward M. Kline*            Vice President and Treasurer      June 16, 1999
--------------------            (Principal Financial Officer)
Edward M. Kline

/s/ John M. Miller, Jr.*        Vice President and Comptroller    June 16, 1999
------------------------        (Principal Accounting Officer)
John M. Miller Jr.

/s/ John B. Davies*             Director                          June 16, 1999
-------------------
John B. Davies

/s/ Stuart H. Reese*            Director                          June 16, 1999
--------------------
Stuart H. Reese.

/s/ Isadore Jermyn*             Director                          June 16, 1999
-------------------
Isadore Jermyn

/s/ James Miller*               Director                          June 16, 1999
-----------------
James Miller

/s/ Richard M. Howe             On June 16, 1999, as Attorney-in-Fact pursuant
-------------------             to powers of attorney.
*Richard M. Howe

                                  EXHIBIT INDEX

4    Individual Variable Deferred Annuity Contract with Flexible Purchase
     Payments

5    Form of Application Form

9    Opinion of and Consent of Counsel.